ASSET PURCHASE AGREEMENT

by and among

GSC ENTERPRISES, INC.,

MKM MANAGEMENT, L.L.C.,

MICHAEL K. MCKENZIE,

GROCERY SUPPLY ACQUISITION CORP.,

and

NASH FINCH COMPANY

Dated as of December 17, 2008

TABLE OF CONTENTS

Page

ARTICLE I PURCHASE AND SALE
Section 1.1 Section 1.2 Section 1.3 Section 1.4 Section 1.5 Section 1.6 Section 1.7 Section 1.8 Section 1.9	Transfer of Purchased Assets
Excluded Assets
Assumed Liabilities
Excluded Liabilities
Transfer of Omitted Assets
Purchase Price
Adjustments to Estimated Purchase Price
Allocation of Purchase Price for Purchased Assets
Withholding
ARTICLE II CLOSING
Section 2.1 Section 2.2	Closing Closing Deliveries

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER
Section 3.1
Section 3.2
Section 3.3
Section 3.4
Section 3.5
Section 3.6
Section 3.7
Section 3.8
Section 3.9
Section 3.10
Section 3.11
Section 3.12
Section 3.13
Section 3.14
Section 3.15
Section 3.16
Section 3.17
Section 3.18
Section 3.19
Section 3.20
Section 3.21
Section 3.22
Section 3.23
Section 3.24
Section 3.25
Authority and Binding Effect
Organization; Capitalization
Subsidiaries
No Violations
Consents and Approvals
Financial Statements; Books and Records
Absence of Changes
Title to Assets; Real Property; Leased Property and Related Matters
Inventory
Litigation
Compliance With Laws
Licenses and Permits
Environmental Matters
Material Contracts
Intellectual Property
Tax Matters
Employee Benefit Plans
Insurance
Transactions with Directors, Officers and Affiliates
Labor and Employment
Board Approval; Vote Required
Junction City Bonds
Customers and Suppliers
Brokers
Full Disclosure

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF
PURCHASER AND PARENT
Section 4.1 Section 4.2 Section 4.3 Section 4.4 Section 4.5 Section 4.6	Authority and Binding Effect Organization No Violations Consents and Approvals Litigation Brokers

ARTICLE V GENERAL COVENANTS
Section 5.1 Section 5.2 Section 5.3 Section 5.4 Section 5.5 Section 5.6 Section 5.7 Section 5.8 Section 5.9 Section 5.10 Section 5.11 Section 5.12 Section 5.13 Section 5.14 Section 5.15 Section 5.16	Conduct of Business Prior to Closing
Access to Information
Confidentiality
Efforts; Regulatory and Other Authorizations; Consents
Further Action
Press Releases
No Solicitation
Notices of Certain Events
Tax Matters
Employee Matters
Non-Compete
Post-Closing Consents; Nonassignable Contracts
Insurance
Additional Financial Information
Website Information
Cooperation with Financing

ARTICLE VI CONDITIONS TO CLOSING
Section 6.1 Section 6.2 Section 6.3	General Conditions Conditions to Obligations of Seller Conditions to Obligations of Purchaser

ARTICLE VII TERMINATION
Section 7.1 Section 7.2 Section 7.3	Termination Effect of Termination Accommodation and Remedies

ARTICLE VIII INDEMNIFICATION
Section 8.1 Section 8.2 Section 8.3 Section 8.4 Section 8.5 Section 8.6 Section 8.7 Section 8.8 Section 8.9	Survival of Representations and Warranties and Covenants
Obligation to Indemnify
Limitations on Liability
Satisfaction of Claims.
Disbursement of Escrow Amount.
Indemnification Procedures
Subrogation
Indemnification Payments
Remedies Exclusive

ARTICLE IX MISCELLANEOUS
Section 9.1 Section 9.2 Section 9.3 Section 9.4 Section 9.5	Notices Fees and Expenses Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury Attorneys’ Fees Entire Agreement

Section 9.6 Waivers and Amendments; Non Contractual Remedies; Preservation of Remedies

Section 9.7 Section 9.8 Section 9.9 Section 9.10 Section 9.11 Section 9.12 Section 9.13 Section 9.14 Section 9.15	Severability Binding Effect; Assignment Interpretation No Third Party Beneficiaries Counterparts Headings Further Assurances Parent Obligations MKM Management and MKM Guarantee

Annexes

Annex A Definitions; Cross References

Exhibits

Exhibit A Exhibit B Exhibit C-1 Exhibit C-2 Exhibit D Exhibit E Exhibit F Exhibit G Exhibit H	Closing Statement Principles
Form Assignment and Assumption Agreement
Form of Landlord Estoppel Certificate
Form of Tenant Estoppel Certificate
Form Opinion of Counsel – Seller
Form Opinion of Counsel – Purchaser
Form of Bill of Sale and Assignment and Assumption Agreement
Form Escrow Agreement
License Agreement

Schedules

Schedule 1.1.4
Schedule 1.1.7
Schedule 1.1.8
Schedule 1.1.13
Schedule 1.1.15
Schedule 1.2.6
Schedule 1.3.2
Schedule 1.3.3
Schedule 1.4.9
Schedule 2.2.1(i)
Schedule 2.2.1(m)
Schedule 5.1
Schedule 5.1.13
Schedule 6.3.5
Assigned Intellectual Property
Leased Real Property
Personal Property Leases
Assignable Insurance Policies
Tax Abatement Agreements
Other Excluded Assets
Accounts Payable and Accrued Expenses
Other Assumed Liabilities
Other Excluded Liabilities
Permitted Related Party Agreements
Title Insurance
Conduct of the Business Prior to Closing
Capital Budget
Required Consents

Schedule A-1 Retained PermitsASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 17, 2008, is made by and among GSC Enterprises, Inc., a Texas corporation (“Seller”), solely for purposes of Sections 5.3, 5.11, 7.3 and 9.15, MKM Management, L.L.C., a Texas limited liability company (“MKM Management”), solely for purposes of Sections 5.3, 5.11, 7.3 and 9.15, Michael K. McKenzie (“MKM”), Grocery Supply Acquisition Corp., a Delaware corporation (“Purchaser”); and solely for the purposes of Section 9.14, Nash Finch Company, a Delaware corporation (“Parent”). Each of Purchaser, Parent, Seller, MKM Management and MKM is referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used herein without definition shall have the meanings specified in Annex A below.

WHEREAS, subject to the terms and conditions of this Agreement, Seller wishes to sell its rights to the business, as conducted by Seller, of distributing perishable and nonperishable products from various manufacturers for their own account and those of third parties and the providing of procurement, warehousing, transportation, inventory management and numerous other value added services to facilitate the flow of these products primarily to military commissaries and exchanges located inside the continental United States of America (collectively, the “Business”), including but not limited to Seller’s three distribution centers located in San Antonio, Texas, Pensacola, Florida and Junction City, Kansas (collectively, the “Distribution Facilities,” and each individually, a “Distribution Facility”);

WHEREAS, subject to the terms and conditions of this Agreement, Seller wishes to sell the Purchased Assets and transfer the Assumed Liabilities to Purchaser, and Purchaser wishes to purchase the Purchased Assets and assume the Assumed Liabilities from Seller;

WHEREAS, MKM Management owns 100% of the outstanding shares of voting Class A common stock of Seller and MKM owns 100% of the outstanding membership interest in MKM Management and is the direct and indirect owner of 63.8% of the outstanding non-voting Class B common stock of Seller; and

WHEREAS, the board of directors of Seller has approved and declared advisable this Agreement and the transactions contemplated herein upon the terms and subject to the terms and conditions of this Agreement and in accordance with Article 5.10 of the Texas Business Corporation Act.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and intending to be legally bound hereby, the Parties hereby covenant and agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Transfer of Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, accept and acquire from Seller, all of Seller’s right, title, and interest in, to and under all of the assets, rights, claims and contracts related to the Business (collectively, the “Purchased Assets”), free and clear of all Liens (other than Permitted Liens), including without limitation, the following:

Section 1.1.1 subject to Section 5.12, all Assigned Contracts, including all rights to assert claims and take other actions in respect of breaches or other violations of such Assigned Contracts;

Section 1.1.2 Section 1.1.3	all Equipment; all Inventory;

Section 1.1.4 all Proprietary Rights related to or used in the Business and set forth on Schedule 1.1.4, and all goodwill associated with any of the foregoing, together with the right to sue or otherwise recover for any past, present, or future infringements, dilutions, misappropriations or other violations thereof (collectively, the “Assigned Intellectual Property”);

Section 1.1.5 Section 1.1.6	all goodwill associated with the Business; all Accounts Receivable;

Section 1.1.7 the Real Property Leases and tenant improvements related to the Leased Real Property, as set forth on Schedule 1.1.7;

Section 1.1.8 the personal property leases set forth on Schedule 1.1.8 (the “Personal Property Leases” and together with the Real Property Leases, the “Leases”);

Section 1.1.9 Section 1.1.10	the Owned Real Property; all Books and Records;

Section 1.1.11 all prepaid expenses, security deposits and advance payments related to the Business (other than Excluded Assets) (the “Prepaid Expenses”);

Section 1.1.12 except to the extent relating solely to the Excluded Liabilities, all of Seller’s rights and claims against third parties related to the Business;

Section 1.1.13 to the extent assignable, all insurance policies or insurance coverage (or assumed coverage) relating to the Purchased Assets, the Assumed Liabilities or the Business as set forth on Schedule 1.1.13 and all rights to recovery for pending claims made pursuant thereto;

Section 1.1.14 to the extent transferable, all Permits (other than the Retained Permits) held by Seller that are required or necessary for the lawful ownership or operation of the Business or the Purchased Assets;

Section 1.1.15 all tax abatement agreements between Seller, on the one hand, and the applicable Governmental Authority, on the other hand, related to the Leased Real Property located in Junction City, Kansas, as more fully described on Schedule 1.1.15, including all of the benefits associated therewith (collectively, the “Tax Abatement Agreements”); provided, however, the Parties acknowledge and agree that Purchaser may elect prior to the Closing, in its sole discretion, to classify any or all Tax Abatement Agreements as an Excluded Asset or to classify any and all Liabilities arising from any such Tax Abatement Agreement as an Excluded Liability;

Section 1.1.16 all leases, subleases, licenses, concessions, or other agreements granting to any third party or parties the right of use or occupancy of any portion of the Real Property, as set forth on Schedule 1.1.16;

Section 1.1.17 all Taxable Industrial Revenue Bond Series 2006 (Grocery Supply Company Project), issued pursuant to that certain Trust Indenture, by and between City of Junction City, Kansas, as Issuer, and Bank of Oklahoma, N.A., as Trustee (the “Junction City Bonds”); and

Section 1.1.18 all other rights and assets not described above which are used or held for use in the Business, which are not an Excluded Asset.

Section 1.2 Excluded Assets. Notwithstanding the provisions of Section 1.1, Seller is not selling, transferring, conveying, assigning or delivering to Purchaser, and Purchaser is not purchasing, accepting or acquiring from Seller, any right, title, or interest of Seller in, to or under any asset, right, claim or contract set forth below (collectively, the “Excluded Assets”):

Section 1.2.1 all rights of Seller arising under this Agreement, the Other Agreements or from the consummation of the transactions contemplated hereby or thereby;

Section 1.2.2	except as provided in Section 5.9.1, all Tax refunds of Seller;

Section 1.2.3 Section 1.2.4 Section 1.2.5 Section 1.2.6	all minute books of Seller; all Retained Permits; all cash and cash equivalents; and the assets described on Schedule 1.2.6.

Section 1.3 Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume, and shall pay and perform and discharge (or cause to be paid, performed and discharged) when due, the following Liabilities of Seller related to the Purchased Assets, but excluding the Excluded Liabilities (collectively, the “Assumed Liabilities”):

Section 1.3.1 all Liabilities to be paid, performed, satisfied or discharged under the Assigned Contracts arising after the Closing Date (other than with respect to any Assigned Contract not assigned at Closing, for which Purchaser shall assume, if and when assigned, all Liabilities to be paid, performed or discharged under such Assigned Contract after the date such Assigned Contract is transferred pursuant to Section 5.12), and excluding such Liabilities that were otherwise required to have been paid, performed or discharged prior to the Closing Date (or in the case of any Assigned Contract not assigned at Closing, on or prior to the date such Assigned Contract is transferred pursuant to Section 5.12);

Section 1.3.2 all trade accounts payable (which, pursuant to their stated terms, are scheduled to be paid after the Closing Date), accrued operating expenses of Seller, and customer deposit and savings related solely to the Business accrued in the Ordinary Course of Business and in a ledger category listed on Schedule 1.3.2 (the “Accounts Payable and Accrued Expenses”) (and in each case solely to the extent reflected in the calculation of Closing Net Working Capital); and

Section 1.3.3 any other Liabilities specifically and only to the extent set forth on Schedule 1.3.3.

Section 1.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the Assumed Liabilities will exclude any other Liability whatsoever not expressly assumed by Purchaser under Section 1.3, including, but not limited to, the following Liabilities (collectively, the “Excluded Liabilities”):

Section 1.4.1 all Liabilities of Seller arising under this Agreement, the Other Agreements or from the consummation of the transactions contemplated hereby or thereby;

Section 1.4.2 all Liabilities required to be paid, performed, satisfied or discharged under the Assigned Contracts prior to the Closing Date (or with respect to any Assigned Contracts not assigned at Closing, all Liabilities required to be paid, performed, satisfied or discharged under such Assigned Contract prior to the date such Assigned Contract is transferred pursuant to Section 5.12), and any Liability for Seller’s failure to so perform or satisfy such Liabilities, including any breach of such Assigned Contract with respect to a event or period on or prior to the Closing Date (or in the case of any Assigned Contracts not assigned at Closing, on or prior to the date such Assigned Contract is transferred pursuant to Section 5.12);

Section 1.4.3 all Liabilities arising out of or related to the Excluded Assets;

Section 1.4.4 all Liabilities arising out of or related to or in respect of any employment or services performed by any individual for periods on or prior to the Closing Date, including but not limited to, workers compensation claims, except to the extent such Liabilities are included in Accounts Payable and Accrued Expenses;

Section 1.4.5 except as provided in Section 5.9.1, any Liabilities of Seller for Taxes;

Section 1.4.6 all Downy Liabilities;

Section 1.4.7 all Liabilities arising out of or related to the labor and employment matters set forth on Schedules 3.20.2 and 3.20.3 of the Seller Disclosure Schedule, or circumstances or events arising therefrom or similar thereto;

Section 1.4.8 all Existing Environmental Liabilities, including but not limited to, all such matters identified in any Phase I or Phase II environmental assessment report prepared for the Real Property prior to Closing; and

Section 1.4.9 any other Liabilities specifically and only to the extent set forth on Schedule 1.4.9.         .

Section 1.5 Transfer of Omitted Assets. Except as otherwise provided in Section 5.12, following the Closing, to the extent not previously sold, transferred, conveyed, assigned or otherwise delivered to Purchaser at Closing pursuant to Section 1.1, Seller shall, upon request from Purchaser, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase (for no additional consideration), accept and acquire from Seller all of Seller’s right, title and interest in, to and under any asset related to the Business (other than the Excluded Assets) (without the requirement that the asset in question be scheduled, if applicable) and all associated Liabilities arising after the date of such transfer (collectively, the “Omitted Assets”). The Parties acknowledge and agree that any Omitted Asset required by this Section 1.5 to be transferred by Seller, on the one hand, and acquired by Purchaser, on the other hand, shall for all purposes of this Agreement be deemed to have been an “Assigned Contract” or asset subject to such other applicable category described in Section 1.1, as applicable (without regard to the schedule referred to in such definition, if applicable) and a “Purchased Asset”, and shall be deemed to have been included in the applicable schedule as of the date hereof for purposes of Article III.

Section 1.6 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration for the transfer of the Purchased Assets to Purchaser, in each case pursuant to this Article I, Purchaser shall:

Section 1.6.1 pay to Seller (a) $80,000,000, minus (b) the Escrow Amount, plus or minus, respectively, (c) the Estimated Overage or Estimated Underage, respectively (the sum of the amounts described in clauses (a) through (c), the “Estimated Purchase Price”) (such purchase price, as finally adjusted pursuant to Section 1.7, the “Purchase Price”); and

Section 1.6.2 deposit with the Escrow Agent $4,000,000 (the “Escrow Amount”), by wire transfer of immediately available funds to the account or accounts previously specified in writing by the Escrow Agent, such amount to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement and available to satisfy Seller’s indemnification obligations under Article VIII hereof.

Section 1.7 Adjustments to Estimated Purchase PriceSection 1.7.1 . No later than three (3) Business Days prior to the Closing Date, for purposes of determining the Estimated Purchase Price, Seller shall deliver to Purchaser Seller’s good-faith estimates of Closing Net Working Capital (“Estimated Closing Net Working Capital”), such estimates to be (i) subject to the approval of Purchaser, such approval not to be unreasonably withheld, conditioned or delayed, and (ii) based on Seller’s books and records and other information then available and prepared in accordance with GAAP and the principals set forth on Exhibit A. Seller shall deliver to Purchaser all reasonably requested relevant backup materials, in detail reasonably requested by Purchaser, together with a certification, signed by the chief executive officer and chief financial officer of Seller, and confirming that such estimates have been prepared in good faith in accordance with GAAP and the principals set forth on Exhibit A, concurrently with the delivery of such estimates. As provided in Section 1.6 hereof, the Estimated Purchase Price shall be adjusted, dollar for dollar, up or down, as appropriate, to the extent that the Estimated Closing Net Working Capital either (x) exceeds the Base Net Working Capital (such excess the “Estimated Overage”) or (y) is less than the Base Net Working Capital (such shortfall, the “Estimated Underage”), as applicable.

Section 1.7.2 No later than seventy-five (75) days following the Closing Date, Purchaser shall cause to be prepared in accordance with GAAP and the principals set forth on Exhibit A, a statement (the “Closing Date Schedule”) setting forth in reasonable detail Purchaser’s calculation of Closing Net Working Capital, and shall deliver the Closing Date Schedule to Seller. Purchaser shall deliver to Seller all reasonably requested relevant backup materials, in detail reasonably requested by Seller, together with a certification, signed on behalf of Purchaser by its controller and confirming that such Closing Date Schedule has been prepared in good faith in accordance with GAAP and the principals set forth on Exhibit A, concurrently with the delivery of such schedule.

Section 1.7.3 If Seller disputes the calculation of any component of Closing Net Working Capital set forth in the Closing Date Schedule, then Seller may deliver a written notice (a “Dispute Notice”) to Purchaser at any time during the thirty (30) day period commencing upon receipt by Seller of the Closing Date Schedule (the “Review Period”). The Dispute Notice shall set forth in reasonable detail the basis for any dispute as well as Seller’s calculation of the disputed component, which shall be done in good faith in accordance with GAAP and the principals set forth on Exhibit A. If Seller does not deliver a Dispute Notice prior to the expiration of the Review Period, then Purchaser’s determination of Closing Net Working Capital set forth in the Closing Date Schedule shall be deemed final and binding on Seller and Purchaser for all purposes of this Agreement.

Section 1.7.4 If Seller delivers a Dispute Notice to Purchaser prior to the expiration of the Review Period, then Seller and Purchaser shall use commercially reasonable efforts to reach agreement on each component of Closing Net Working Capital that is in dispute. If Seller and Purchaser are unable to reach agreement on the final resolution of each component of Closing Net Working Capital that is in dispute within thirty (30) days after the end of the Review Period, then either Party shall have the right to refer such dispute to either KPMG International, PricewaterhouseCoopers or Deloitte & Touche, as mutually agreed upon by Seller and Purchaser, to resolve such dispute (the “Neutral Party”); provided, that in the event Seller and Purchaser are unable to agree upon either KPMG International, PricewaterhouseCoopers or Deloitte & Touche to serve as the Neutral Party within ten (10) days after receipt by the Party not seeking to refer such dispute to the Neutral Party, or in the event each of KPMG International, PricewaterhouseCoopers and Deloitte & Touche is unable or unwilling to serve as the Neutral Party, the parties shall agree upon an accounting firm of national reputation to serve as the Neutral Party; provided, further, that if the Parties cannot mutually agree on an accounting firm of national reputation to serve as the Neutral Party within twenty (20) days after receipt by the Party not seeking to refer such dispute to the Neutral Party, Purchaser, on the one hand, and Seller, on the other hand, shall each submit the name of an accounting firm of national reputation (other than either Parties’ independent auditor), which firm shall have previously accepted the engagement as the Neutral Party (subject to being selected pursuant to this Section 1.7.4) to the other Party’s independent auditor, and the Neutral Party shall be selected by lot from these two accounting firms within thirty (30) days after receipt by the Party not seeking to refer such dispute to the Neutral Party. In connection with the resolution of any such dispute by the Neutral Party: (i) Seller and Purchaser shall have a reasonable opportunity to meet with the Neutral Party to provide their views as to any issues with respect to the calculation of any component of Closing Net Working Capital that are unresolved from the Dispute Notice; (ii) the Neutral Party, acting as an expert and not as an arbitrator, shall determine Closing Net Working Capital in accordance with GAAP, the Carve-Out Accounting Principles and the principals set forth on Exhibit A within thirty (30) days of such referral, and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to Seller and Purchaser; and (iii) Closing Net Working Capital, as determined by the Neutral Party shall, absent fraud or manifest error, be binding upon the parties. In performing the Expert Calculations, the Neutral Party (A) shall be limited to addressing any particular disputes referred to in the Dispute Notice and (B) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by Seller or Purchaser, and no less than the lower amount calculated by Seller or Purchaser, as the case may be. The Expert Calculations shall reflect in detail the differences, if any, between Closing Net Working Capital reflected therein and Closing Net Working Capital set forth in the Closing Date Schedule. If such a review is conducted, then the Party (i.e., Purchaser, on the one hand, or Seller, on the other hand) whose last proposed offer for the settlement of the items in dispute, taken as a whole, was farther away from the final determination by the Neutral Party pursuant to the preceding sentence, shall pay all fees and expenses associated with such review.

Section 1.7.5 No later than five (5) Business Days following the final determination of Closing Net Working Capital pursuant to Sections 1.7.3 and 1.7.4 (the “Adjustment Payment Date”):

(a) if the Closing Net Working Capital, as finally determined pursuant to Sections 1.7.3 and 1.7.4, exceeds the Estimated Closing Net Working Capital (the “Excess Net Working Capital Amount”), then Purchaser shall, on or prior to the Adjustment Payment Date, pay to Seller the Excess Net Working Capital Amount.

(b) if the Closing Net Working Capital, as finally determined pursuant to Sections 1.7.3 and 1.7.4, is less than the Estimated Closing Net Working Capital (the “Net Working Capital Deficiency Amount”), then Seller shall, on or prior to the Adjustment Payment Date, pay to Purchaser the Net Working Capital Deficiency Amount.

Section 1.7.6 All payments described in this Section 1.7 shall be made by wire transfer of immediately available funds to the account or accounts previously specified in writing by the recipient party.

Section 1.8 Allocation of Purchase Price for Purchased Assets.

Section 1.8.1 The purchase price (plus Assumed Liabilities, to the extent properly taken into account for federal income tax purposes) shall be allocated among the Purchased Assets and the covenant not to compete contained in this Agreement in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provisions of state, local or foreign law, as appropriate) (the “Allocation”). The Allocation shall be delivered by Purchaser to Seller within 30 days after the Adjustment Payment Date.

Section 1.8.2 The Allocation shall be revised to appropriately take into account any payments made pursuant to Article VIII or any other provisions of the Agreement, and Purchaser shall deliver to Seller an amended Allocation reflecting such revision.

Section 1.8.3 Seller and Purchaser (each a “Tax Filing Party”) shall file all Tax Returns (including IRS Form 8594) consistent with the Allocation (as may be amended pursuant to Section 1.8.2). Each Tax Filing Party shall not take any Tax position inconsistent with such Allocation and no Tax Filing Party shall agree to any proposed adjustment to the Allocation by any Governmental Authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent a Tax Filing Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation, and no Tax Filing Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation.

Section 1.9 Withholding. Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority by Purchaser, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which Purchaser made such deduction and withholding.

ARTICLE II

CLOSING

Section 2.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held on a date and time and at a location to be specified by the Parties (such date, the “Closing Date”), which date shall occur following the satisfaction or waiver of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), provided that the Parties acknowledge and agree that they will use commercially reasonable efforts to ensure that such date shall coincide with Seller’s first fiscal week end (i.e., a Saturday) which is not earlier than five (5) Business Days following the satisfaction or waiver of such conditions. The Closing shall be deemed to have occurred at 11:59 p.m. Central time on the Closing Date.

Section 2.2 Closing Deliveries. At the Closing:

Section 2.2.1 Seller shall deliver, or cause to be delivered to Purchaser, the following (the “Seller Closing Deliveries”) to the extent they have not otherwise been provided by Seller (without duplication):

(a) executed counterparts to each of the Other Agreements to which Seller is a party, duly executed by Seller;

(b) a certificate, dated as of the Closing Date, duly executed by an authorized officer of Seller, certifying that (i) the Organizational Documents of Seller attached to the certificate are true and complete, (ii) such Organizational Documents have been in full force and effect in the form attached from and after the date of the adoption of the resolutions referred to in clause (iii) below and no amendment to such Organizational Documents has occurred since the date of the last amendment annexed thereto, if any, and (iii) the resolutions adopted by the board of directors of Seller (or a committee thereof duly authorized) authorizing the execution, delivery and performance of this Agreement, attached to the certificate, were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto;

(c) UCC-3 termination statements and any other documents necessary to terminate any Lien (other than Permitted Liens) on any of the Purchased Assets;

(d) a certificate of good standing in respect of Seller, dated as of a date that is not more than ten (10) days prior to the Closing Date, provided that Seller shall use commercially reasonable efforts to obtain a certificate of good standing in respect of Seller dated as of a date not more than five (5) days prior to the Closing Date;

(e) a duly executed certificate that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(f) subject to Section 5.12, assignment and assumption agreements, solely to the extent applicable, in substantially the form attached hereto as Exhibit B (the “Assignment and Assumption Agreements”), as are necessary to effect the assignment to Purchaser of all rights of Seller and its Affiliates in and to the Assigned Contracts, Leases and Assigned Intellectual Property;

(g) a fully executed copy of each Assigned Contract, Lease and Tax Abatement Agreement (including schedules, exhibits and appendices thereto), and control over or physical possession of, as applicable, all other Purchased Assets, together with such conveyance documents that are necessary to vest in Purchaser good and valid title or ownership rights to the Purchased Assets and valid contract or other rights in the Purchased Assets that are contractual rights;

(h) a certificate of a duly authorized officer of Seller certifying as to the matters set forth in Section 6.3.1 and 6.3.2;

(i) a certificate executed by the president of Seller stating that all Contracts related to the Business between Seller, on the one hand, and any Related Person, on the other hand, have been terminated, except as set forth on Schedule 2.2.1(i);

(j) estoppel certificates in substantially the form attached hereto as Exhibit C-1 from the landlords under the Real Property Leases identified on Schedule 3.8.5 (other than the Junction City Lease) and estoppel certificates in substantially the form attached hereto as Exhibit C-2 from the tenants under any leases, subleases, licenses, concessions, or other agreements granting to any third party or parties the right of use or occupancy of any portion of the Real Property identified on Schedule 3.8.4;

(k) an estoppel certificate from the City of Junction City, Kansas, as landlord, under the Junction City Lease, in form and substance reasonably satisfactory to Purchaser;

(l) an opinion of counsel, addressed to Purchaser and dated the Closing Date, from DuBois, Bryant & Campbell, LLP, counsel to Seller, in the form attached hereto as Exhibit D;

(m) a survey of each parcel of Real Property in a form reasonably satisfactory to Purchaser, certified to Purchaser, which shows no encroachments or other matters adversely impacting the conduct of the Business, or rendering title to any Real Property unmarketable. Such survey shall show: (i) all improvements are entirely located on the Real Property; (ii) the Real Property has access to all adjacent roads and such roads are publicly dedicated; and (iii) any other matters reasonably required by Purchaser or required by Purchaser’s lender, and otherwise be sufficient to enable full survey coverage, including zoning;

(n) a fully paid commitment for title insurance pursuant to which the Title Company irrevocably and unconditionally agrees to insure both Purchaser and Purchaser’s lender, with such endorsements (including, without limitation, zoning), reinsurance and direct access arrangements satisfactory to Purchaser, as owner (or mortgagee as the case may be) of good and marketable fee or leasehold (as applicable) title to all Real Property (other than the Pensacola Distribution Facility) subject only to the Permitted Liens, with no exception for nonpayment of the Title Company’s title insurance premiums, in the amounts equal to the appraised value of each parcel of Real Property (other than the Pensacola Distribution Facility);

(o) a special warranty deed, or the local equivalent, for each parcel of Owned Real Property, together with title affidavits and a gap indemnity as required by the Title Company, in each case in form and substance reasonably satisfactory to Purchaser;

(p) an assignment and assumption agreement in form and substance reasonably satisfactory to Purchaser, as is necessary to effect the assignment to Purchaser of the Tax Abatement Agreements;

(q) an assignment, in the form set forth in that certain Trust Indenture, by and between City of Junction City, Kansas, as Issuer, and Bank of Oklahoma, N.A., as Trustee, transferring the Junction City Bonds to Purchaser; and

(r) such other documents and instruments as Purchaser may reasonably request to effect or evidence the transactions contemplated by this Agreement.

Section 2.2.2 Purchaser shall deliver, or cause to be delivered to Seller, the following (the “Purchaser Closing Deliveries”):

(a) the Purchase Price in accordance with Section 1.6; provided, however, that if the Closing Date is not a Business Day, the Purchase Price shall be delivered on the first Business Day following the Closing Date;

(b) executed counterparts to each of the Other Agreements to which Purchaser is a party, duly executed by Purchaser;

(c) an opinion of counsel, addressed to Seller and dated the Closing Date, from the in-house counsel to Parent, in the form attached hereto as Exhibit E; and

(d) such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing Date (except as to certain representations and warranties which expressly speak as of a date certain, which shall speak as of such date), except as set forth in the schedules provided by Seller to Purchaser on the date hereof (the “Seller Disclosure Schedule”).

Section 3.1 Authority and Binding Effect. Seller has all requisite power and authority to execute and deliver this Agreement and the Other Agreements to be executed and delivered by, or on behalf of, Seller and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Other Agreements have been duly and validly authorized by the board of directors of Seller and no additional other corporate proceedings on the part of Seller (other than the Required Shareholder Approval) is necessary in connection with the execution, delivery and performance of this Agreement or the Other Agreements. This Agreement has been duly executed and delivered by Seller and this Agreement is (and the Other Agreements when executed and delivered will be) a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

Section 3.2 Organization; Capitalization. As of the date hereof, Seller is duly incorporated, validly existing and in good standing under the laws of Texas and has all requisite corporate power and authority to own its properties and carry on the Business as it is now being conducted, and, in each case, is duly licensed or qualified to do business and is in good standing as a corporation in each jurisdiction in which the nature of the Business or ownership of its properties makes such qualification necessary, except where any failure to be so qualified and in good standing could not reasonably be expected to have or result in a Material Adverse Effect. Seller has made available to Purchaser correct and complete copies of its Organization Documents, which documents reflect all amendments made thereto at any time on or prior to the date hereof. Seller is not in material default under or in violation of any material provision of its Organization Documents.

Section 3.3 Subsidiaries. Seller’s only Subsidiary (currently in existence or otherwise) was GSC Enterprises of Texas, Inc, a Delaware corporation, which was dissolved on March 2, 2007 (the “Seller Subsidiary”). The Seller Subsidiary does not have and has not had at any time in the past ten (10) years an interest in or an interest related to the Business or any Purchased Asset.

Section 3.4 No Violations. Except as set forth on Schedule 3.4 of the Seller Disclosure Schedule, the execution and delivery of this Agreement and the Other Agreements by Seller, and the performance and consummation of the transactions contemplated hereby and thereby by Seller, does not (a) conflict with or violate any provision of Seller’s Organizational Documents, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller or the Business under, any Contract or the loss of any benefit to which Seller is entitled under any Contract, (c) violate or result in a breach of or constitute a default under any Applicable Law to which Seller or the assets or operation of the Business is subject, or (d) give rise to any preferential purchase right, right of first refusal, Lien of any nature, or similar rights upon or with respect to any of the property or other assets now or hereafter owned by Seller.

Section 3.5 Consents and Approvals. Except for the requisite filings under the HSR Act and the expiration or termination of the waiting period thereunder, and all of the filings and other actions set forth on Schedule 3.5 of the Seller Disclosure Schedule, no notice to, declaration or filing with, or Consent of any Person is required by or with respect to Seller in connection with the execution and delivery by Seller of this Agreement, and the consummation of the transactions contemplated hereby in accordance with the terms hereof or the assignment of the Assigned Contracts to Purchaser.

Section 3.6 Financial Statements; Books and Records.

Section 3.6.1 Seller has delivered to Purchaser or its Representatives true and complete copies of the following financial statements, copies of which are attached hereto as Schedule 3.6.1 of the Seller Disclosure Schedule (collectively, the “Financial Statements”):

(a) audited balance sheets of Seller as of and for the fiscal years ended December 30, 2006 and December 29, 2007, and the related statements of operations, statements of changes in shareholders’ equity and statements of cash flows for the fiscal years ended December 30, 2006 and December 29, 2007; and

(b) an unaudited balance sheet of Seller as of September 27, 2008 and an unaudited statement of operations of Seller for the nine-month period ended September 27, 2008.

Except as set forth in Schedule 3.6.1 of the Seller Disclosure Schedule, each of the Financial Statements have been prepared in accordance with the books and records of Seller in accordance with GAAP consistently applied and present fairly in all material respects the financial condition of Seller and results of the operations of Seller at and for the periods presented.

Section 3.6.2 Seller has delivered to Purchaser or its Representatives true and complete copies of the following financial statements, which in each case have been derived from the Financial Statements and prepared in accordance with GAAP consistently applied, copies of which are attached hereto as Schedule 3.6.2 of the Seller Disclosure Schedule (collectively, the “Carve-Out Financial Statements”):

(a) unaudited balance sheets for the Distribution Facilities as of and for the fiscal years ended December 30, 2006 and December 29, 2007, and the related statements of operations for the fiscal years ended December 30, 2006 and December 29, 2007; and

(b) an unaudited balance sheet for the Distribution Facilities as of September 27, 2008 (the “Business Base Balance Sheet”) and an unaudited statement of operations for the Business for the nine-month period ended September 27, 2008.

Each of the Carve-Out Financial Statements have been prepared in accordance with the books and records of Seller and present fairly in all material respects the financial condition of the Business and results of the operations of the Business at and for the periods presented, provided that the Carve-Out Financial Statements for the San Antonio facility include the Seller’s Convenience Store operations for the period up to March 31, 2008.

Section 3.6.3 The books of account and other financial records of Seller have been kept accurately in the Ordinary Course of Business consistent with Applicable Law, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of Seller have been properly recorded therein in all material respects. Seller has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of Seller are being executed and made only in accordance with appropriate authorizations of management and the board of directors of Seller, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Seller, (iv) that the amount recorded for assets on the books and records of Seller are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

Section 3.6.4 Since December 29, 2007, there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of Seller, other than (a) write-downs or write-offs in the value of assets as required by GAAP, or (b) such adjustments as may be required by GAAP as a result of the consummation of the transactions contemplated by this Agreement.

Section 3.6.5 Seller has no liability or obligation of any kind whatsoever relating to the Business, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations stated or adequately reserved against on the Business Base Balance Sheet or the notes thereto, (b) liabilities or obligations reflected on Schedule 3.6.5 of the Seller Disclosure Schedule, and (c) liabilities of the Business that have been incurred by Seller after the date of the Business Base Balance Sheet in the Ordinary Course of Business and that have not been incurred as a result of the breach of any Contract, the violation of any Applicable Law or the commission of any tort.

Section 3.6.6 Schedule 3.6.6 of the Seller Disclosure Schedule sets forth true, accurate and complete itemization of the Accounts Receivable (including aging) of Seller related to the Business as of September 26, 2008. The Accounts Receivable represent bona fide claims against debtors for sales, services performed or other charges arising on or before the respective dates of recording thereof. All Accounts Receivable have been billed in accordance with the past practice and custom of Seller consistently applied and are collectible in the Ordinary Course of Business, except to the extent of an amount not in excess of the reserve for doubtful accounts reflected on the Business Base Balance Sheet.

Section 3.6.7 The Subsequent Financial Reports will be prepared in accordance with the books and records of Seller, present fairly in all material respects the financial condition and results of operations, as of the dates thereof or for the periods covered thereby, of the Business and will be prepared in accordance with GAAP and the Carve-Out Accounting Principals (except for the absence of notes thereto and normal year-end adjustments) consistently applied.

Section 3.6.8 Seller has properly accrued and recorded on the Carve-Out Financial Statements all expenses of the Business in accordance with GAAP (including, but not limited to, Business Employee Expenses).

Section 3.6.9 Except as set forth on Schedule 3.6.9 of the Seller Disclosure Schedule, as of the Closing Date, Seller has paid all trade accounts payables related to the Business (which, pursuant to their stated terms, were scheduled to be paid prior to the Closing Date).

Section 3.7 Absence of Changes.

Section 3.7.1 Except as set forth on Schedule 3.7.1 of the Seller Disclosure Schedule, since December 29, 2007, Seller has conducted the Business in all material respects in the Ordinary Course of Business consistent with past practice.

Section 3.7.2 From December 29, 2007 through the date of this Agreement, there has not been any Material Adverse Effect or any events, changes, effects or developments that have had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7.3 Except as set forth on Schedule 3.7.3 of the Seller Disclosure Schedule, there has not been any action taken by Seller from December 31, 2007 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Closing, would constitute a breach of Section 5.1.

Section 3.8 Title to Assets; Real Property; Leased Property and Related Matters.

Section 3.8.1 Except as set forth on Schedule 3.8.1 of the Seller Disclosure Schedule, Seller has good and indefeasible title to all Owned Real Property, good and valid title to or, in the case solely of the Leased Real Property, Personal Property Leases, and Assigned Intellectual Property listed on Schedule 3.15.1 of the Seller Disclosure Schedule, a valid right to use the Purchased Assets, free and clear of all Liens, except for Permitted Liens.

Section 3.8.2 The Purchased Assets constitute all of the properties, rights and interests necessary to conduct the Business in substantially the same manner as conducted by Seller prior to the Closing.

Section 3.8.3 Schedule 3.8.3 of the Seller Disclosure Schedule lists all real property owned by the Seller related to the Business (the “Owned Real Property”). Seller holds good and indefeasible fee simple title to such Owned Real Property free and clear of all Liens, except for Permitted Liens.

Section 3.8.4 Except as set forth on Schedule 3.8.4 of the Seller Disclosure Schedule, there are no leases, subleases, licenses, concessions, or other agreements granting to any third party or parties the right of use or occupancy of any portion of the Real Property. Except as set forth on Schedule 3.8.4 of the Seller Disclosure Schedule, there are no outstanding options, contracts to sell, transfer or otherwise dispose of, rights of first refusal or other agreements to purchase the Real Property, or any portion thereof or interest therein. To the Seller’s knowledge, the Real Property and all buildings and structures located thereon and the conduct of the Business presently conducted at the Real Property are in compliance with, and the use thereof in the manner in which currently used is not adversely affected by, any Applicable Law and no notifications alleging any such violation, or any condemnation or other proceeding, have been received by Seller or its Affiliates.

Section 3.8.5 Schedule 3.8.5 of the Seller Disclosure Schedule sets forth a list of all real property leased by Seller related to the Business (the “Leased Real Property”). Accurate and complete copies of all leases relating to Leased Real Property identified on Schedule 3.8.5 of the Seller Disclosure Schedule (the “Real Property Leases”) have been made available to Purchaser or its Representatives. With respect to each Real Property Lease listed on Schedule 3.8.5 of the Seller Disclosure Schedule:

(a) Seller has a valid and enforceable leasehold interest to the leasehold estate in the Leased Real Property granted to Seller pursuant to such Real Property Leases, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

(b) such Real Property Lease has been authorized and executed by Seller, and represent the entire agreement with each landlord with respect to each parcel of Leased Real Property leased thereby;

(c) Seller is not in material default under such Real Property Lease, nor, to Seller’s knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by Seller;

(d) To Seller’s knowledge, the landlord identified in such Real Property Lease is not in material default under such Real Property Lease, nor, to Seller’s knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by such landlord; and

(e) Seller has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in such Real Property Lease.

Section 3.8.6 Seller has not received any written notice from any Person that it is in violation of any zoning, use, health, traffic, fire safety, occupancy, building, regulation, ordinance or other law, order, regulation or requirement relating to any Real Property, including under the Americans With Disabilities Act.

Section 3.8.7 There are no pending or threatened condemnation proceedings, lawsuits, administrative actions or investigations, or other legal proceedings with respect to any Owned Real Property and/or impacting the operations thereon. To Seller’s knowledge, there are no pending or threatened condemnation proceedings, lawsuits, administrative actions or investigations, or other legal proceedings with respect to any Leased Real Property and/or impacting the operations thereon.

Section 3.8.8 All parcels of Real Property are supplied with utilities and other services necessary for the operation of such Real Property in the Ordinary Course of Business, including gas, electricity, water, telephone, sanitary sewer and storm sewer, all of which services are adequate in accordance with all applicable laws and are provided via public roads or via permanent, appurtenant easements benefiting the Real Property.

Section 3.8.9 Except as set forth in Schedule 3.8.9 of the Seller Disclosure Schedule, there are no shared facilities or services at the Real Property, which are used in connection with any business or other operations of Seller or any of its Affiliates other than the Business.

Section 3.8.10 The Real Property and all improvements thereon are in good operating condition and repair, subject to ordinary wear and tear, and are sufficient for the continued use in the Business after the Closing to the extent such use is substantially the same as that conducted prior to the Closing.

Section 3.8.11 Each parcel of Real Property abuts on and has direct vehicular access to a public road, or has access to a public road via a permanent, appurtenant easement benefiting the parcel, and access to each parcel of Real Property is provided by paved, gravel, dirt, or other improved public right-of-way with adequate curb cuts available.

Section 3.8.12 Seller has delivered to Purchaser correct and complete copies of all surveys of the Real Property in Seller’s possession or reasonably available to Seller, and Seller is not aware of any material change in the facts depicted in each such survey.

Section 3.8.13 To Seller’s knowledge, no improvements on any Real Property encroach onto real property adjacent to any Real Property. There are no encroachments onto the Real Property.

Section 3.8.14 There is no construction at any Real Property.

Section 3.8.15 Except as set forth on Schedule 3.8.15 of the Seller Disclosure Schedule or as specifically disclosed in the Base Balance Sheet, and except with respect to leased personal property held pursuant to a Personal Property Lease, Seller has good title to all of its tangible personal property and assets shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet, free and clear of any Liens, other than (i) Permitted Liens, (ii) assets that have been disposed of since the date of the Base Balance Sheet in the Ordinary Course of Business, and (iii) Liens reflected in the Base Balance Sheet.

Section 3.9 Inventory.

Section 3.9.1 All Inventory of the Business, whether reflected on the Business Base Balance Sheet or otherwise, was purchased in the Ordinary Course of Business and consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value, or reserved against, consistent with GAAP.

Section 3.9.2 All Inventory of the Business is at quantities reasonable to conduct the Business in substantially the same manner as conducted prior to the date hereof.

Section 3.10 Litigation. Except as set forth on Schedule 3.10 of the Seller Disclosure Schedule, there has not been in the past thirty-six (36) months nor is there presently any pending Proceeding, or to Seller’s knowledge, threatened, that: (a) relates to the Business or any of the Purchased Assets or any Person whose liability Seller has or may have retained or assumed, either contractually or by operation of law; or (b) challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To Seller’s knowledge, except as set forth on Schedule 3.10 of the Seller Disclosure Schedule, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Proceeding. Neither the Seller nor any of the Purchased Assets is subject to any outstanding writ, order, judgment, injunction or decree of any Governmental Authority relating to the Business or any of the Purchased Assets. To Seller’s knowledge, no officer of Seller and no employee with a position of “manager” or above (each a “Management Employee”) of Seller is subject to any writ, order, writ, judgment, injunction or decree that prohibits such officer or Management Employee from engaging in or continuing any conduct, activity or practice relating to the Business.

Section 3.11 Compliance With Laws. Seller is not, and has not been, in default or violation of any Applicable Law in any material respect applicable to the Business or by which any of the Purchased Assets is bound. Seller has not, and to Seller’s knowledge, no officer, agent, employee or other Person acting on behalf of Seller or the Business has, directly or indirectly: (a) made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Business; (b) made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise; or (c) made any bribe, payoff, influence payment, kickback or other similar unlawful payment.

Section 3.12 Licenses and Permits. Schedule 3.12 of the Seller Disclosure Schedule sets forth an accurate and complete list of all Permits which have been issued to Seller related to the Business and are currently in effect (the “Seller Permits”). Each Seller Permit is valid and in full force and effect, and Seller is not in default in any material respect thereunder. There is no investigation or proceeding pending or, to Seller’s knowledge, threatened that would reasonably be expected to result in the termination, revocation, suspension or restriction of, or the loss of any benefit to which Seller would obtain from, any Seller Permit or the imposition of any fine, penalty or other sanctions for violation of any Applicable Law relating to any Seller Permit, and none of Seller Permits will be terminated or impaired or become terminable or impaired, in whole or in part, as a result of the transactions contemplated by this Agreement. The Seller Permits constitute all of the Permits required by Seller to conduct the Business as presently conducted by Seller.

Section 3.13 Environmental Matters.

Section 3.13.1 Except as set forth on Schedule 3.13.1 of the Seller Disclosure Schedule, Seller is and, for the previous ten (10) years, has been in material compliance with all Environmental Laws as to the Business and the Purchased Assets. Seller has obtained and maintained in full force and effect, and is in material compliance with, all permits, approvals, licenses authorizations, consents, waivers, exemptions, orders, variances or certificates of or by any Governmental Authority that are required pursuant to Environmental Laws (“Environmental Permits”) for the ownership, occupation, and operation of the Real Property or the Business.

Section 3.13.2 Except as set forth on Schedule 3.13.2 of the Seller Disclosure Schedule, to Seller’s knowledge, no Hazardous Materials have been Released or have otherwise come to be located at, or under the Real Property, in a quantity or manner that has resulted in contamination of the soil, groundwater, surface water or structures that requires investigation, removal, remediation or other response action under applicable Environmental Laws or could reasonably be expected to result in the assertion of an Environmental Claim against the Seller.

Section 3.13.3 Seller has not generated, treated, stored, Released, transported or arranged for transportation or disposal of any Hazardous Material at any Real Property or otherwise in connection with the Business except in material compliance with Environmental Laws, in a manner and quantity reasonably necessary for the conduct of the Business, and in a manner that would not reasonably be expected to result in the assertion of an Environmental Claim against Seller.

Section 3.13.4 As to the Business and the Real Property, Seller has not received any written notice of alleged, actual or potential responsibility or liability for, or any inquiry or investigation regarding: (a) the violation of any Environmental Laws or Environmental Permits; (b) the presence, Release or threatened Release, generation, transportation, or disposal of any Hazardous Materials at the Real Property, or any other location; or (c) injury or damage to any Person, property, or natural resource as a result of exposure to or the presence, Release, threatened Release, or discharge of any Hazardous Materials. To Seller’s knowledge, no Environmental Claim regarding any such matters is pending or threatened.

Section 3.13.5 Except as set forth on Schedule 3.13.5 of the Seller Disclosure Schedule, none of the Real Property contains or, to the knowledge of Seller, previously contained any: (a) underground storage tanks, as defined under Environmental Laws, or any landfills, surface impoundments, wastewater treatment units or dumps; (b) PCB’s or PCB-containing equipment; or (c) asbestos or asbestos-containing materials except, asbestos-containing materials, that are managed or maintained in compliance with Environmental Laws and would not reasonably be expected to result in any Environmental Claims against the Seller.

Section 3.13.6 To Seller’s knowledge, none of the products manufactured, distributed, sold, leased, licensed, repaired or delivered by the Seller has contained asbestos.

Section 3.13.7 Seller has not incorporated any Hazardous Materials or parts containing Hazardous Materials in any of its products related to the Business.

Section 3.13.8 As to the Business and the Real Property, Seller is not subject to any liability under any Environmental Laws or (a) has assumed or undertaken any liability of any other Person arising out of or pursuant to Environmental Law or (b) is subject to any consent decrees, administrative or judicial orders, judgments, or settlement agreements imposing any obligations or liabilities on Seller arising out of or pursuant to Environmental Law.

Section 3.13.9 Seller has provided or otherwise made available to Purchaser all environmental audits, reports, and assessments concerning the Business and the Real Property that are in the possession, custody or control of Seller.

Section 3.14 Material Contracts.

Section 3.14.1 Except as set forth on Schedule 3.14 of the Seller Disclosure Schedule, or as otherwise contemplated by this Agreement, with respect to the Business or any of the Purchased Assets or Assumed Liabilities, Seller is not a party to (each, a “Material Contract”):

(a) any Contract that involves the purchase or sale of goods with a value, or involving payments by or to Seller, of more than $25,000 per year (items to be disclosed pursuant to this Section 3.14.1(a) may be omitted from Schedule 3.14 of the Seller Disclosure Schedule as of the date hereof, provided, that Seller provides a schedule of such Contracts to Purchaser no later than five (5) Business Days prior to the Closing Date);

(b) any Contract that involves the purchase or sale of services of more than $100,000 per year (items to be disclosed pursuant to this Section 3.14.1(b) may be omitted from Schedule 3.14 of the Seller Disclosure Schedule as of the date hereof, provided, that Seller provides a schedule of such Contracts to Purchaser no later than five (5) Business Days prior to the Closing Date);

(c) any employment or consulting agreement with a Person providing services to Seller or the Business;

(d) any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money (including capitalized lease obligations), or any guarantee of third party obligations, or any lien securing such indebtedness or obligations;

(e) any collective bargaining agreement with any labor unions or associations representing employees;

(f) any license or other agreement pursuant to which Seller has licensed as licensee the Proprietary Rights of third parties in the conduct of the Business (other than shrink wrap and click wrap software and off-the-shelf software), each with license, maintenance, support, or other fees of less than $25,000 in any twelve (12) month period;

(g) any license or other agreement pursuant to which Seller has licensed as licensor any Assigned Intellectual Property to any Person;

(h) any license, assignment, transfer or similar Contract pursuant to which any third party has rights to use or own any Assigned Intellectual Property;

(i) any material limited liability company, joint venture or partnership agreement;

(j) any Contract limiting the freedom of Seller or the Business from engaging in any line of business in any geographic area or to compete with any Person;

(k) any Contract which provides for an outstanding loan or advance (excluding advances for travel and entertainment expenses made in accordance with customary policies for such advances), in any amount and to any shareholder, director, or officer or employee of Seller or any trustee, beneficiary, or Affiliate of Seller;

(l) any Personal Property Lease;

(m) any Contract relating to cleanup, abatement, monitoring or other actions in connection with any Liability related to Environmental Laws; or

(n) any Tax Abatement Agreement.

Section 3.14.2 Subject only to the effect, if any, of (a) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally, (b) general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law and (c) limitations of public policy, (i) all of the Material Contracts are in full force and effect and constitute legal and binding obligations of Seller and the party thereto, as the case may be, (ii) neither Seller nor, to Seller’s knowledge, any other party is in breach of or default under, and no event has occurred which with notice or lapse of time, or both, would become a breach of or default under, any Material Contract, and (iii) neither Seller, nor to Seller’s knowledge, any other party, has received notice from any party of its or any other party’s intention to cancel, not renew or otherwise terminate any Material Contract.

Section 3.15 Intellectual Property.

Section 3.15.1 Except as set forth in Schedule 3.15.1 of the Seller Disclosure Schedule, Seller owns, or pursuant to the Contracts listed on Schedule 3.15.1 of the Seller Disclosure Schedule, possesses legally enforceable licenses or similar rights to use, all Proprietary Rights that are used in or necessary for the operation of the Business as currently conducted by Seller. All patents, registered trademarks and service marks and registered copyrights held by Seller are subsisting and in force and effect.

Section 3.15.2 To Seller’s knowledge, the operation of the Business as currently conducted does not infringe, violate, or misappropriate any Proprietary Rights owned by any Person, and there is no known infringement by any Person of any of the Assigned Intellectual Property. Seller is not a party to any suit, action or proceeding which involves a claim of infringement, unauthorized use, or violation of any Proprietary Rights used or owned by any Person against Seller, or challenging the ownership, use, validity or enforceability of any of the Assigned Intellectual Property. The Assigned Intellectual Property is not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority affecting the rights of Seller with respect thereto.

Section 3.16 Tax Matters. Except as set forth on Schedule 3.16 of the Seller Disclosure Schedule:

Section 3.16.1 Seller has timely filed (taking into account any extensions of time for such filings that have been properly and timely requested by Seller) all Tax Returns that were required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes owed by Seller (whether or not shown on any Tax Return) have been paid. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes that Seller has been required to collect or withhold have been collected or withheld and, to the extent required by law, have been timely paid to the proper Governmental Authority. No claim has ever been made by a Governmental Authority in a jurisdiction in which Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction. There are no Liens on any of the Purchased Assets for Taxes (other than for current Taxes not yet due and payable).

Section 3.16.2 No deficiencies for Taxes of Seller has been claimed, proposed or assessed by any Governmental Authority. There are no pending or, to Seller’s knowledge, threatened audits, investigations, disputes, notices of deficiency, claims or other Proceedings for or relating to any liability for Taxes of Seller. There have been no audits of any of Seller’s Tax Returns by the relevant Governmental Authorities at any time during the last three (3) tax years. Seller has not been notified that any Governmental Authority intends to audit any of Seller’s Tax Returns for any other period. No waiver or extension of a statute of limitations relating to Taxes is in effect with respect to Seller.

Section 3.16.3 The unpaid Taxes of Seller do not, as of the date of the Business Base Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Business Base Balance Sheet (rather than in any notes thereto). Since the date of the Business Base Balance Sheet, Seller has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past practice.

Section 3.16.4 No Purchased Asset (a) is property required to be treated as owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (b) constitutes “tax-exempt use property” within the meaning of Section 168(h) of the Code, (c) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (d) secures any debt the interest of which is tax-exempt under Section 103(a) of the Code or (e) is subject to a 467 rental agreement as defined in Section 467 of the Code.

Section 3.16.5 Seller is not a party to any Tax sharing, indemnity, allocation, or similar agreements.

Section 3.16.6 None of the transactions contemplated hereby are subject to withholding under Section 1445 of the Code or otherwise.

Section 3.17 Employee Benefit Plans.

Section 3.17.1 Schedule 3.17.1 of the Seller Disclosure Schedule identifies each “employee benefit plan” (as defined in Section 3(3) of ERISA) which covers any Business Employee and any bonus, deferred or incentive compensation, retirement, profit sharing, equity-based, Code Section 125 cafeteria plan or flexible benefit arrangement, employment, consulting, change in control or severance plan, arrangement, agreement or program, and material fringe benefit plan, arrangement, agreement or program, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, under which Seller has any present or future Liability with respect to any Business Employee (collectively, the “Benefit Plans”). Schedule 3.17.1 of the Seller Disclosure Schedule sets forth a list of each Business Employee as of the date hereof, and such Business Employee’s leave, sick pay or vacation benefit (earned or unearned).

Section 3.17.2 Each Benefit Plan which is intended to be qualified under Code Section 401(a) has received from the IRS a favorable determination letter or may rely upon any opinion letter for a prototype plan. No event has occurred since the date of the most recent determination (other than the effective date of certain amendments to the Code the remedial amendment period for which has not expired) that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan.

Section 3.17.3 There are no Benefit Plans which could give rise to the payment, in connection with the transactions contemplated by this Agreement, of any amount that would not be deductible by Seller pursuant to the terms of Section 280G of the Code.

Section 3.17.4 Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has at all times been operated and administered in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and other authoritative and binding guidance thereunder.

Section 3.18 Insurance. Seller maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses, as set forth on Schedule 3.18 of the Seller Disclosure Schedule. All policies described or required to be set forth on Schedule 3.18 of the Seller Disclosure Schedule are in full force and effect, and Seller is not in default, whether as to payment of premium or otherwise, in any material respect under the terms of any such policy. Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled within the last two years and no threat has been made to cancel any insurance policy of Seller during such period. Since January 1, 2005, there has been no claim by Seller in excess of $25,000 under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 3.19 Transactions with Directors, Officers and Affiliates. Except as set forth on Schedule 3.19 of the Seller Disclosure Schedule, no Affiliate, director, officer or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities Exchange Act of 1934, as amended) of Seller (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of Seller (a) is involved, directly or indirectly, in any material business arrangement or other material relationship with Seller (whether written or oral) related to the Business or the Purchased Assets, or (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used in the Business.

Section 3.20 Labor and Employment.

Section 3.20.1 Except as set forth on Schedule 3.20.1 of the Seller Disclosure Schedule, there are no collective bargaining or other agreement with a labor union or any employees’ representative (including any applicable works council but excluding any mandatory national collective bargaining agreement or any mandatory national works council or trade union agreement) to which Seller is a party or to which Seller is bound relating to the Business.

Section 3.20.2 Except as set forth on Schedule 3.20.2 of the Seller Disclosure Schedule, since January 1, 2005, Seller has not encountered any labor union organizing activity or had any actual or, to Seller’s knowledge, threatened employee strikes, work stoppages, slowdowns or lockouts relating to the Business.

Section 3.20.3 Seller: (a) is in material compliance with all Applicable Laws relating to employment and employment practices, occupational safety, immigration and health standards relating to the Business, and (b) is not engaged in any unfair labor practice relating to the Business. During the three (3) years preceding the date of this Agreement, Seller has not received written notice of any unfair labor practice charge which is pending and related to the Business except as set forth on Schedule 3.20.3 of the Seller Disclosure Schedule.

Section 3.20.4 On or before the Closing Date, Seller shall deliver a list of employees who have suffered an “employment loss” (as defined in the WARN Act) or any other lay off, termination or relocation of employment that would be subject to any applicable state or local law restricting or requiring advance notice of a lay off, termination or relocation of employees (“Other WARN Laws”) during the ninety (90)-day period prior to the Closing Date. Prior to the date hereof Seller has not taken any action resulting in or which could reasonably be expected to result in a “plant closing” or “mass layoff” both within the meaning of the WARN Act or require notice under an Other WARN Laws with respect to Business Employees, except such actions which were in material compliance with the WARN Act or Other WARN Laws.

Section 3.20.5 Seller has no Liability, including any obligations under the Benefit Plans, with respect to the misclassification of any Person performing services relating to the Business for Seller as an independent contractor rather than an employee.

Section 3.21 Board Approval; Vote Required.

Section 3.21.1 The board of directors of Seller has, by resolution unanimously adopted at a meeting duly called and held (or pursuant to an unanimous written consent in lieu thereof): (a) duly and validly approved and declared advisable this Agreement, the principle terms hereof and transactions contemplated hereby, (b) determined that this Agreement and the transaction contemplated hereby are advisable to and in the best interest of its shareholders, and (c) resolved to recommend that its shareholders approve the principle terms hereof and adopt this Agreement.

Section 3.21.2 The affirmative vote (at a meeting or by written consent) of MKM Management (the “Required Shareholder Approval”) is necessary to approve the principle terms hereof and adopt this Agreement, and to consummate the transactions contemplated hereby. The Required Shareholder Approval is the only approval of the holders of any class or series of capital stock of Seller necessary adopt this Agreement, approve the principle terms hereof, and to consummate the transactions contemplated hereby

Section 3.22 Junction City Bonds. Seller is the sole owner of the Junction City Bonds.

Section 3.23 Customers and Suppliers. Schedule 3.22 of the Seller Disclosure Schedule sets forth, with respect to the Business during the last full fiscal year of Seller, a list of (a) the dollar amount derived from each of the ten largest (based on dollar amounts purchased) customers of Seller, and (b) the dollar amount purchased from the ten largest (based on dollar amounts purchased) suppliers of Seller. Seller has no knowledge of, and has not received written notice of the intention of: (i) any of such customers or suppliers to cease doing business or reduce in any material respect the business transacted with Seller or to terminate or modify any agreements with Seller (whether upon consummation of the transactions contemplated hereby or otherwise); or (ii) any Governmental Authority, customer or supplier to cease doing business or reduce in any material respect the business transacted between such parties or modify any agreement between such parties, which may adversely impact the Business or Purchased Assets.

Section 3.24 Brokers. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of, or is entitled to any fee or commission from Seller in connection with the transactions contemplated by this Agreement.

Section 3.25 Full Disclosure. This Agreement, including without limitation, the Seller Disclosure Schedule, the schedules attached hereto, and any certificate, instrument or other document required to be delivered pursuant to this Agreement by Seller, in addition to any other information, documentation or other materials that were provided to Purchaser by or on behalf of Seller in connection with this Agreement, do not contain, on the part of Seller, any misrepresentation of a material fact, and do not omit, on the part of Seller, to state any material fact necessary to make the statements contained therein not misleading. This Agreement, as modified and supplemented by the schedules, does not (a) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (b) omit to state any material fact or necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.1 Authority and Binding Effect. Each of Purchaser and Parent has the corporate power and authority to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of Purchaser or Parent, pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Other Agreements have been duly and validly authorized by the board of directors of Purchaser and Parent and no additional other corporate proceedings on the part of either Purchaser or Parent is necessary in connection with the execution, delivery and performance of this Agreement or the Other Agreements. This Agreement has been duly executed and delivered by Purchaser and Parent and, assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and binding obligation of Purchaser and Parent, enforceable against Purchaser and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

Section 4.2 Organization. Purchaser and Parent are each a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Purchaser and Parent are each duly licensed or qualified to do business as a foreign corporation under the laws of any other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on the ability on either Purchaser or Parent to perform its obligations under this Agreement.

Section 4.3 No Violations. The execution and delivery of this Agreement and the Other Agreements and the performance and consummation of the transactions contemplated hereby and thereby by Purchaser and Parent will not (a) conflict with or violate any provision of the certificate of incorporation, by-laws or other organizational documents of Purchaser or Parent, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser or Parent under, any material Contract to which Purchaser or Parent is party or to which any of its assets is subject, or (c) to the knowledge of Purchaser and Parent, violate or result in a breach of or constitute a default under any Applicable Law to which Purchaser or Parent is subject or by which Purchaser or Parent or any of their assets is bound or affected, except for any conflict, breach, default, termination, cancellation, acceleration, loss or violation which, individually or in the aggregate, would not materially impair Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or materially delay the performance of this Agreement by Purchaser or Parent.

Section 4.4 Consents and Approvals. Except for the requisite filings under the HSR Act and the expiration or termination of the waiting period thereunder, the execution, delivery and performance of this Agreement by Purchaser and Parent and the consummation by Purchaser and Parent of the transactions contemplated hereby in accordance with the terms hereof will not require Purchaser or Parent to make any filing with, or notification to or obtain any Consent from any Person, except (a) where failure to obtain such Consent, or to make such filing or notification, would not have a material adverse effect on the ability of Purchaser or Parent to perform their obligations under this Agreement, and (b) as may be necessary as a result of any facts or circumstances relating solely to Seller.

Section 4.5 Litigation. There is no Proceeding pending or, to the knowledge of Purchaser or Parent, threatened in writing, against either Purchaser or Parent, and neither Purchaser nor Parent is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would, individually or in the aggregate, (a) delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Purchaser or Parent, or (b) have a material adverse effect on the ability of either Purchaser or Parent to perform their obligations under this Agreement.

Section 4.6 Brokers. Purchaser and Parent have not incurred nor become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

GENERAL COVENANTS

Section 5.1 Conduct of Business Prior to Closing. Seller agrees that during the period beginning on the date hereof and ending at the Closing (the “Pre-Closing Period”), Seller shall: (a) operate the Business and the Purchased Assets in the Ordinary Course of Business, and (b) use commercially reasonable efforts to: (i) preserve intact the Business and the Purchased Assets in all material respects, (ii) maintain in effect all Seller Permits, (iii) keep available the services of the Business Employees, and (iv) maintain satisfactory relationships in all material respects with the customers, lenders, suppliers and others having material business relationships with Seller relating to the Business and the Purchased Assets. In furtherance of the foregoing, except as described in Schedule 5.1 of the Seller Disclosure Schedule, unless Seller has received prior written consent from Purchaser, which shall not be unreasonably withheld or delayed, Seller shall not:

Section 5.1.1 amend the Organizational Documents (whether by merger, consolidation or otherwise) of Seller;

Section 5.1.2 split, combine or reclassify of any shares of capital stock of Seller, or declare, set aside or pay any dividend or other distribution (other than cash dividends or cash distributions) in respect of any securities of Seller, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any such securities (other than redemptions of non-voting securities for cash);

Section 5.1.3 (a) issue, deliver or sell, or authorize the issuance, delivery or sale of, any             shares of any securities of Seller, or (b) amend any term of any security of Seller (whether by merger, consolidation or otherwise);

Section 5.1.4 acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses related to the Business, other than acquisitions in the Ordinary Course of Business;

Section 5.1.5 sell, lease or otherwise transfer, or create or incur any Liens (other than Permitted Liens) on, any of the Purchased Assets, other than sales of products or services in the Ordinary Course of Business;

Section 5.1.6 except for Ordinary Course Employment Obligations, make any payment in respect of any obligation to any officer director, shareholder, Affiliate or Related Person of any amount;

Section 5.1.7 (a) enter into any Contract that would be a Material Contract (other than customer Contracts entered into in the Ordinary Course of Business), (b) modify, amend or terminate any Material Contract in any material respect (other than completion or expiration of any Material Contract in accordance with its existing terms), or (c) waive, release or assign any of the material rights or claims of Seller thereunder;

Section 5.1.8 enter into any Contract that limits or otherwise restricts in any material respect the Business or any of the Purchased Assets or that would reasonably be expected to, after the Closing Date, limit or restrict in any material respect Purchaser or any of its Affiliates, from engaging or competing in any line of business, at any location or with any Person (other than the entry in the Ordinary Course of Business into Contracts providing for the restriction on use or disclosure of the confidential or proprietary information of any other Person);

Section 5.1.9 materially change any of Seller’s accounting policies or procedures related to the Business, except as required by concurrent changes in GAAP and as agreed to by the independent public auditor of Seller and independent public auditor of Purchaser;

Section 5.1.10 (a) grant or increase any severance or termination pay to (or amend any existing arrangement with) any Business Employee, (b) pay any bonuses or increase the rates of base compensation, bonus compensation, commissions or other compensation or benefits payable or to become payable to any Business Employee, (c) increase benefits payable to any Business Employee under any existing severance or termination pay policies or employment agreements, (d) enter into any employment, deferred compensation or other agreement or offer (or amend any such existing agreement or offer) with any Business Employee involving compensation of more than $50,000 per year or not terminable at will without any penalty or severance payment, (e) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, commission, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any Business Employee, in each case, except in accordance with the existing terms of Contracts entered into and disclosed to Purchaser prior to the date of this Agreement;

Section 5.1.11 commence, settle, or offer or propose to settle, any Proceeding involving the Business or the Purchased Assets;

Section 5.1.12 make, change or revoke any Tax election; change an annual accounting period; adopt or change any accounting method with respect to Taxes; file any amended Tax Return; enter into any closing agreement; settle or compromise any Tax claim or assessment (other than those described in Schedule 3.16 to the Seller Disclosure Schedule); or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes; in each case to the extent such action would adversely affect the tax consequences of owning the Purchased Assets or the conduct of the Business in a Post-Closing Tax Period;

Section 5.1.13 make any capital expenditure related to the Business;

Section 5.1.14 take any action that would require notice to any Business Employees under the WARN Act or any Other WARN Laws;

Section 5.1.15 maintain the Real Property in a manner other than in the Ordinary Course of Business;

Section 5.1.16 agree or commit to any of the foregoing.

Section 5.2 Access to InformationSection 5.2.1 . During the Pre-Closing Period, Seller shall: (i) provide Purchaser and its Representatives reasonable access, upon reasonable notice and during times convenient to Purchaser, to the Real Property, facilities, directors, officers and employees, books, and records of Seller as from time to time may be reasonably requested and related to the Business, (ii) furnish to Purchaser and its Representatives such financial and operating data and other information relating to the Business and the Purchased Assets as such Persons may reasonably request (including regular monthly financial and operating reports and any existing evidence of Seller’s existing title to the Real Property, including all existing title policies and reports) to the extent such materials are readily available or are prepared in the Ordinary Course of Business, and (iii) cause the employees, counsel and financial advisors of Seller to cooperate with Purchaser in its investigation of the Purchased Assets.

Section 5.3 Confidentiality.

Section 5.3.1 Each Receiving Party (as defined below) acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party (as defined below) and shall hold, and shall cause their respective Affiliates and respective past, present, and future directors, managers, employees, independent contractors, agents or consultants (collectively, “Representatives”) to hold, in confidence and not disclose or release such Confidential Information without the prior written consent of the Disclosing Party, provided that the Disclosing Party may disclose, or may permit disclosure of, Confidential Information (a) to its respective Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Disclosing Party and in respect of whose failure to comply with such obligations, the Disclosing Party will be responsible, or (b) if the Disclosing Party or any of its respective Affiliates or Representatives are compelled to disclose any such Confidential Information by judicial or administrative process or, in the opinion of independent legal counsel, by other requirements of Applicable Law.

Section 5.3.2 As used in this Agreement, the term “Confidential Information” includes all secret, confidential or proprietary technical, economic, environmental, operational, financial, and/or other business information, data or material, whether provided in written, oral, graphic, video, computer, electronic or other form, including, provided pursuant to this Agreement or generated pursuant to this Agreement by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”), including but not limited to, information relating to the Disclosing Party’s existing or proposed business, and without limitation, all notes, analyses, compilations, studies, interpretations or other documents whether in tangible form or on electronic or other data storage media, prepared by the Receiving Party and its Representatives, which contain, reflect or are based on, in whole or in part, Confidential Information furnished to the Receiving Party or its Representatives by the Disclosing Party or any to its Representatives, and any other materials that have not been made available by the Disclosing Party to the general public. For purposes of this Section 5.3, all information related to the Business and the Purchased Assets that is known to Seller, MKM Management or MKM and constitutes Confidential Information prior to Closing, shall, following the Closing in all events, be deemed to be Confidential Information of Purchaser provided to Seller, MKM Management, and MKM, including (a) ideas and concepts for existing products, processes and services; (b) specifications for products, equipment and processes; (c) engineering drawings and graphs; (d) technical, research and engineering data; (e) service and operation manuals; (f) quality assurance policies, procedures and specifications; (g) evaluation and/or validation studies; (h) pending patent applications; (i) all other know-how, methodology, procedures, techniques and trade secrets related to research, engineering, development and manufacturing; and (j) business information, including marketing and development plans, forecasts, research and development agreements, and customer and vendor information. Notwithstanding the foregoing sentence, Confidential Information shall not include any information or materials that:

(a) were already known to the Receiving Party (other than under an obligation of confidentiality), at the time of disclosure by the Disclosing Party;

(b) were generally available to the public or otherwise part of the public domain at the time of disclosure thereof to the Receiving Party; or

(c) became generally available to the public or otherwise part of the public domain after disclosure or development thereof, as the case may be, and other than through any act or omission of the Receiving Party in breach of the Receiving Party’s confidentiality obligations under this Agreement.

Section 5.4 Efforts; Regulatory and Other Authorizations; Consents.

Section 5.4.1 Each Party shall file or cause to be filed as soon as practicable, and in any event no later than ten (10) Business Days after the date hereof, any notifications required under the HSR Act and any notice or other filing required by the applicable competition or antitrust laws of any other jurisdiction (the “Other Competition Laws”). Each Party shall use commercially reasonable efforts to respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation and to cause the waiting periods under the HSR Act and any Other Competition Laws to terminate or expire at the earliest possible date after the date of filing. The Parties shall be responsible for their own legal fees for preparing their portion of the HSR Act filings, and any filings required by any Other Competition Laws. Purchaser shall bear all of the costs for any required HSR Act filing fees.

Section 5.4.2 The Parties shall cooperate with each other and (a) promptly prepare and file all necessary documentation, (b) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, and (c) use commercially reasonable efforts to obtain all necessary permits, Consents, approvals and authorizations of all Governmental Authorities. Purchaser shall have the right to review and approve in advance all characterizations of the information relating to Purchaser; Seller shall have the right to review and approve in advance all characterizations of the information relating to Seller; and each Party shall have the right to review and approve in advance all characterizations of the information relating to this Agreement and the transaction contemplated thereby, in each case which appear in any material filing made in connection with this Agreement. The Parties agree that they will consult with each other with respect to the obtaining of all such necessary permits, Consents, approvals and authorizations of all third parties and Governmental Authorities. Each Party shall (i) promptly notify the other Party of any communication to that Party or its Affiliates from any Governmental Authority and, subject to Applicable Law, permit the other Party or the other Party’s counsel to review in advance any proposed written communication to any of the foregoing; (ii) not participate, or permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat; and (iii) with the exception of business documents deemed confidential by the possessing Party (including documents submitted as attachments to the Party’s Notification and Report Form under the HSR Act), furnish the other Party with copies of all correspondence, filings, and communication (and memoranda setting forth the substance thereof) between the Party (its Affiliates, and its respective Representatives) on the one hand, and any Governmental Authority or members of its staffs on the other hand, with respect to this Agreement.

Section 5.4.3 Except as otherwise expressly set forth in this Agreement, (a) Purchaser shall not be required to divest any of its respective businesses or assets, including any part of the Purchased Assets acquired pursuant to the terms and conditions of this Agreement and the Other Agreements; (b) Purchaser shall not be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Purchaser or its Affiliates; and (c) Purchaser shall not be required to waive any of the conditions set forth in Article VII. Purchaser shall use its good faith commercially reasonable efforts to assist Seller in obtaining the Consents of third parties listed in Schedule 3.5 of the Seller Disclosure Schedule, but in no event shall the obligations of Purchaser under this Section 5.4.3 require Purchaser to pay any funds or approve any material modification to any Material Contract.

Section 5.5 Further Action. Each of the Parties hereto shall execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 5.6 Press Releases. The Parties will, and will cause each of their Affiliates and Representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates and Representatives not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that either Party may, without the prior consent of the other Party, issue or cause publication of any such press release or public announcement to the extent that it reasonably determines, after consultation with outside legal counsel, such action to be required by Applicable Law or by the rules of any applicable self-regulatory organization, in which event such Party will use its commercially reasonable efforts to allow the other Party reasonable time to comment on such press release or public announcement in advance of its issuance; provided, further, that the content of such press release or public announcement shall be determined by the Party issuing or causing the publication of such press release or public announcement in its sole discretion.

Section 5.7 No Solicitation.

Section 5.7.1 During the Pre-Closing Period, Seller shall not directly or indirectly, (a) solicit, initiate, seek, entertain or knowingly encourage, or take any action to solicit, initiate, seek, entertain or knowingly encourage any inquiries or communications relating to, or the making of any proposal or offer that constitutes or may constitute, an Acquisition Proposal, (b) participate in any discussions or negotiations relating to, any Acquisition Proposal with any person other than Purchaser, (c) furnish to any person other than Purchaser any information that could reasonably be expected to be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or (d) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal.

Section 5.7.2 Seller shall cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Purchaser) conducted heretofore with respect to any Acquisition Proposal. Seller agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which Seller is a party in connection with an Acquisition Proposal.

Section 5.7.3 Seller shall notify Purchaser immediately after receipt by Seller (or any of its officers, directors, employees, shareholders, Affiliates, advisors or agents) at any time on or before the Closing of any Acquisition Proposal. Such notice to Purchaser shall indicate in reasonable detail the identity of the Person making such proposal and the terms and conditions of such proposal, and any written material (including in electronic form) embodying or concerning such proposal.

Section 5.8 Notices of Certain Events.

Section 5.8.1 During the Pre-Closing Period, Seller shall promptly notify Purchaser of:

(a) any notice or other communication to Seller from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority to Seller in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to Seller’s knowledge, threatened against, relating to or involving or otherwise affecting the Business or the Purchased Assets, or that relate to the consummation of the transactions contemplated by this Agreement;

(d) the discovery by Seller (or any of its Representatives) of any inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement; and

(e) the discovery by Seller (or any of its Representatives) of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6.3 impossible or unlikely.

Notwithstanding the foregoing, no notice under this Section 5.8.1 shall be deemed to supplement or amend any Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by Seller in this Agreement; (ii) determining whether any of the conditions set forth in Article VI has been satisfied; or (iii) determining whether Seller has an obligation to indemnify a Purchaser Indemnitee pursuant to Article VIII.

Section 5.8.2 During the Pre-Closing Period, Purchaser shall promptly notify Seller of:

(a) any notice or other communication from any Governmental Authority to Purchaser in connection with the transactions contemplated by this Agreement;

(b) the discovery by Purchaser or any of its Affiliates (or any of its Representatives) of any inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement; and

(c) the discovery by Purchaser (or any of its Representatives) of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6.2 impossible or unlikely.

Notwithstanding the foregoing, no notice under this Section 5.8.2 shall be deemed to supplement or amend any Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by Purchaser in this Agreement; (ii) determining whether any of the conditions set forth in Article VI has been satisfied; or (iii) determining whether Purchaser has an obligation to indemnify a Seller Indemnitee pursuant to Article VIII.

Section 5.9 Tax Matters.

Section 5.9.1 Seller shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the Purchased Assets attributable to a Pre-Closing Tax Period. All Property Taxes levied with respect to the Purchased Assets for a Straddle Period shall be apportioned between Purchaser and Seller based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the Post-Closing Tax Period, as the case may be, with Seller liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for such Property Taxes, Purchaser or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.9.1 together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement. In the event that Purchaser or Seller makes any payment for which it is entitled to reimbursement under this Section 5.9.1, the applicable party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any refunds of Property Taxes shall be allocable among Purchaser and Seller consistent with the foregoing provision of this Section 5.9.1 and the party receiving such refund shall (i) pay the non-receiving party its allocable share of such refund within ten (10) days of the date such refund as received and (ii) provide supporting evidence that is reasonably necessary to calculate the non-receiving party’s share of such refund.

Section 5.9.2 Seller shall bear one-half of all Transfer Taxes. Seller and Purchaser shall cooperate in preparing and timely filing all Tax Returns and other documentation relating to such Transfer Taxes as may be required by Applicable Law.

Section 5.9.3 Following the Closing, Purchaser and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Tax Returns by Purchaser or Seller, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any claim, suit or Proceeding relating to any Tax. Each of Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of at least seven (7) years following the Closing Date. At the end of such period, each Party shall provide the other with at least ten (10) days prior written notice before transferring, destroying or discarding any such books and records, during which period the Party receiving such notice can elect to take possession, at its own expense, of such books and records. Purchaser and Seller shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Purchased Assets or the Allocation.

Section 5.9.4 Seller shall promptly notify Purchaser in writing upon receipt by Seller of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of Seller that reasonably may be expected to relate to or give rise to a Lien on the Purchased Assets or the Business.

Section 5.10 Employee Matters.

Section 5.10.1 Effective on the Closing Date, Purchaser shall make offers of employment to the Business Employees of its choosing on terms and conditions determined by Purchaser in its sole discretion. Seller shall cooperate and use its reasonable commercial efforts to cause all Business Employees offered employment by Purchaser to accept Purchaser’s offer of employment. Business Employees who accept Purchaser’s offer of employment shall be referred to as “Continuing Employees.” Notwithstanding the foregoing, for the avoidance of doubt, the Parties acknowledge and agree, that Purchaser shall have no obligation to employ or offer employment, and no Liability for failure to employ or offer employment, to any Business Employee in connection with this Agreement or the Other Agreements or the transactions contemplated hereby and thereby.

Section 5.10.2 Nothing in this Section 5.10 shall create any third-party beneficiary right in any Person other than the parties to this Agreement, including any current or former Business Employee or Continuing Employee, any participant in any Benefit Plan, or any dependent or beneficiary thereof, or any right to continued employment with Seller, Purchaser or any of their respective Affiliates. Nothing in this Section 5.10 shall constitute an amendment to any Benefit Plan or any other plan or arrangement covering Business Employees or Continuing Employees. Seller and Purchaser shall each cooperate with the other and shall provide to the other such documentation, information and assistance as is reasonably necessary to effect the provisions of this Section 5.10.

Section 5.10.3 Seller shall cause the GSC Enterprises 401K plan (the “Seller 401(k) Plan”) to provide for full vesting of all Continuing Employee account balances on or prior to the Closing Date. Purchaser and its Affiliates shall cooperate with Seller and its Affiliates to take all such actions as are necessary to enable the Continuing Employees (upon their request) to make a direct rollover into a tax-qualified defined contribution plan of Purchaser or one of its Affiliates of any amounts distributed to such Continuing Employees from the Seller 401(k) Plan, provided that such distributions would not reasonably be expected to adversely affect the qualified status of the Seller 401(k) Plan under Sections 401(a) and (k) of the Code.

Section 5.10.4 Seller shall make available to Purchaser, upon Purchaser’s request during the two-year period following the Closing Date, the following documents, as applicable, with respect to each Benefit Plan: (a) all relevant Benefit Plan documents (or, in the case of unwritten Benefit Plans, written descriptions thereof); (b) the most recent summary plan description and any subsequent summaries of material modifications; (c) Form 5500 series as filed with the United States Department of Labor for the two (2) most recent plan years with any required audited financial statements; (d) any trust agreement or other funding instrument; and (e) the most recent IRS determination letter (if any) for all Benefit Plans qualified under Code Section 401(a).

Section 5.10.5 Seller shall timely provide any notice required by the WARN Act or any applicable Other WARN Laws to each Business Employee and Continuing Employee entitled to such notice during the Pre-Closing Period or as a direct result of the Closing or actions taken by one or more of the Parties as provided in this Agreement.

Section 5.11 Non-Compete.

Section 5.11.1 Necessity. Seller, MKM Management, and MKM each acknowledge and agree on behalf of themselves and their respective Affiliates (each a “Restricted Party” and, collectively, the “Restricted Parties”) as follows:

(a) The covenants in this Section 5.11, including the scope of the covenants as to time, geography and activity, are reasonable and necessary to protect and preserve Purchaser’s and its Affiliates’ legitimate business interests and are not broader than necessary to protect Purchaser’s and its Affiliates’ interests;

(b) Purchaser and/or its Affiliates would be irreparably damaged if any Restricted Party were to breach its obligations under this Section 5.11;

(c) Purchaser has been materially induced by the Restricted Parties to enter into this Agreement by the covenants set forth in this Section 5.11, and Purchaser would not have taken such action if the Restricted Parties had not covenanted as provided in this Section 5.11;

(d) The covenants in this Section 5.11 constitute independent covenants that shall not be affected by performance or nonperformance of any other provision of this Agreement by Purchaser; and

(e) As part of the transactions contemplated herein, Purchaser is purchasing the goodwill related to the Business, will carry on the Business conducted by Seller prior to the Closing, and in order to protect the value of the goodwill related to the Business, and as a condition to entering into this Agreement, the Restricted Parties have agreed to the restrictive covenants set forth in this Section 5.11.

Section 5.11.2 Covenant. For a period of five (5) years after the Closing Date, each Restricted Party will not, and will cause its current and future Affiliates not to, directly or indirectly, whether by itself or through an agent, employee or otherwise, or in association with any Person or entity, own, share in the earnings of, invest in the stock, bonds or other securities of, manage, operate, finance (whether as a lender, investor or otherwise), control, participate in the ownership, management, operation, or control of, be employed by, associated with, or in any manner be connected with, lend money to, render services or advice to, be engaged or employed by, or take part in, or, consult or advise, any other Person or entity that is engaged in the marketing, distribution or selling of any products or provisions of services that constitute any aspect of the Business (each, a “Competing Activity”) or in the development of any such products or capabilities which constitute a Competing Activity anywhere in the Territory. For the avoidance of doubt, the term “Competing Activity” shall not include any other wholesale distribution or other business currently conducted by Seller as of the date hereof, other than the Business.

Section 5.11.3 Exception. Any Restricted Party will not be in violation of this Section 5.11: solely by reason of investing in stock, bonds or other securities of any Person or entity engaged in a Competing Activity (but without otherwise participating in such Competing Activity), if: (a) such stock, bonds or other securities are listed on any national securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934 or any successor law; and (b) such investment does not exceed, in the case of any class of the capital stock of any one issuer, one percent (1.0%) of the issued and outstanding shares or such capital stock, or, in the case of bonds or other securities, one percent (1.0%) of the aggregate principal amount thereof issued and outstanding.

Section 5.11.4 Limitations on Solicitation and Hiring of Employees. For a period of five (5) years from the Closing Date:

(a) Each Restricted Party will not (and shall not permit any of its Affiliates to), directly or indirectly, solicit or otherwise attempt to induce any employee or independent contractor of Purchaser or its Affiliates (including, without limitation, the Continuing Employees) to terminate his or her employment or relationship, as applicable, with Purchaser or its Affiliates, to work with or for Seller or its Affiliates in competition with the Business; provided, however, that this Section 5.11 shall not (i) prohibit general solicitations of or advertisement for employment by Seller or its Affiliates if they are not specifically directed at employees or independent contractors of Purchaser or its Affiliates, or (ii) prevent any Restricted Party from interviewing or hiring any employee or independent contractor of Purchaser who responds to such general solicitation of or advertisement for employment; and

(b) Each Restricted Party will not, and will cause its current and future Affiliates not to, directly or indirectly cause or induce, or attempt to cause or induce, any then-existing customer, supplier, licensee, licensor, or franchisee or other business relation of Purchaser or its Affiliates, to cease doing business with Purchaser or its Affiliates, or in any way interfere with the relationship between Purchaser and its Affiliates and their customers, suppliers, licensees, licensors, franchisees or other business relations.

Section 5.11.5 Modification of Covenant. If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Sections 5.11.2 or 5.11.4 is invalid or unenforceable, then the court or tribunal will have the power to reduce the scope, duration, or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.11.6 Specific Performance. If any Restricted Party breaches any of its covenants, duties or obligations set forth in this Section 5.11, Purchaser and its Affiliates would encounter extreme difficulty in attempting to prove the actual amount of damages suffered by them as a result of such breach and would not be reasonably or adequately compensated in damages in any action at law. In addition to any other remedy Purchaser or its Affiliates may have at law, in equity, by statute or otherwise, if any Restricted Party breaches this Section 5.11, then Purchaser and its Affiliates will be entitled to seek and receive temporary, preliminary and permanent injunctive and other equitable relief from any governmental body of competent jurisdiction to enforce any of their rights under this Section 5.11 or otherwise to prevent violation of this Section 5.11, without the necessity of proving the amount of any actual damage resulting therefrom. No remedy conferred by any of the specific provisions of this Section 5.11 is intended to be exclusive of any other remedy that is otherwise available at law, in equity, by statute or otherwise. In any action, suit or other proceeding instituted, concerning or arising out of this Section 5.11, the prevailing Party will recover all of such Party’s costs and reasonable attorneys’ fees.

Section 5.12 Post-Closing Consents; Nonassignable Contracts.

Section 5.12.1 Notwithstanding anything to the contrary in this Agreement, to the extent that any Assigned Contract is not capable of being transferred by Seller to Purchaser pursuant to this Agreement without the consent, approval or authorization of a third party, and such consent, approval or authorization is not obtained prior to the Closing, or if such transfer or attempted transfer would constitute a breach or a violation of the Assigned Contract or any Applicable Law (each a “Specified Consent”), nothing in this Agreement shall constitute an assignment or transfer or an attempted assignment or transfer thereof.

Section 5.12.2 In the event that any such Specified Consent is not obtained on or prior to the Closing Date, Seller shall use its reasonable commercial efforts to: (a) obtain the Specified Consent (in a form which is acceptable to Purchaser); (b) provide Purchaser all of the benefits of the applicable Assigned Contract; (c) cooperate in any reasonable and lawful arrangement designed to provide such benefit to Purchaser, including accepting direction as Purchaser shall request of Seller and its Affiliates; (d) keep Purchaser fully informed in a timely manner as to all developments regarding the Specified Consent and Assigned Contract, including promptly providing with copies of all material correspondence, drafts and other material communications regarding same; and (e) enforce at the request of Purchaser at Seller’s sole cost and expense, any rights of Seller arising from any such Assigned Contract. Notwithstanding the foregoing, the Parties acknowledge and agree that in connection with obtaining the Specified Consent Purchaser shall not be required to: (i) divest any of its respective businesses or assets, including any part of the Purchased Assets acquired pursuant to the terms and conditions of this Agreement and the Other Agreements; (ii) take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Purchaser or its Affiliates; or (iii) pay any funds or accept any material modification to the Assigned Contract.

Section 5.12.3 Once a Specified Consent is obtained, the applicable Assigned Contract shall be deemed to have been automatically assigned and transferred to Purchaser on the terms set forth in this Agreement, as specified in Article I.

Section 5.13 Insurance. Seller will obtain and keep in force for a period of one year following the Closing, insurance in nature, scope and amount consistent with that in effect on the date hereof and protecting against any Liabilities arising from the operation of the Business or the Purchased Assets or Assumed Liabilities prior to Closing. It is understood that such insurance will not be construed to limit Seller’s liability with respect to its indemnification obligations under Article VIII or MKM Management’s or MKM’s guaranty under Section 9.15. Seller will provide to Purchaser upon request a certificate evidencing the insurance Seller is required to obtain and keep in force under this Section 5.13. Such certificate will provide that such insurance will not expire or be cancelled or modified without at least thirty (30) days’ prior notice to Purchaser.

Section 5.14 Additional Financial Information. Between the date hereof and the Closing Date, Seller shall, no later than fifteen (15) days following the end of each monthly accounting period beginning with the first full monthly accounting period after the date hereof and two (2) Business Days prior to Closing, deliver to Purchaser monthly and year to date unaudited balance sheets and statements of operations for the Business prepared in a manner consistent with the Carve-Out Financial Statements (the “Subsequent Financial Reports”).

Section 5.15 Website Information. From and after twenty (20) days following the Closing Date, Seller shall use commercially reasonable efforts to ensure that Seller’s website and any site or website controlled or maintained by Seller’s or its Affiliates shall not have any references to the Business.

Section 5.16 Cooperation with Financing. Seller acknowledges that Purchaser may use the Financial Statements and Carve-Out Financial Statements and other information regarding Seller in connection with financings supportive of the transactions contemplated herein, including attaching such Financial Statements and Carve-Out Financial Statements to marketing materials provided to potential financing sources. Seller shall cooperate (and shall use its commercially reasonable efforts to cause the independent auditors of Seller to cooperate) in a commercially reasonable manner with Purchaser prior to the Closing so that Purchaser can obtain financing for the transactions contemplated herein. The foregoing cooperation of Seller shall include (a) compiling the requisite financial information, (b) granting Purchaser, its accountants, its lenders and their respective Representatives full and complete access to the books and records of Seller and to any personnel knowledgeable about such books and records, in each case, to the extent reasonably requested by Purchaser, (c) making management employees and executive officers of Seller available at reasonable times upon reasonable prior notice to meet with prospective financing sources and for management presentations and due diligence meetings, and (d) using commercially reasonable efforts to furnish financial information reasonably requested by Purchaser for interim periods subsequent to the date of the Financial Statements and Carve-Out Financial Statements and prior to the Closing in connection with such financings. Without limiting the foregoing, in the event that Purchaser so requests, Seller shall (i) cooperate with Purchaser in obtaining a title commitment and/or title insurance with respect to any or all of the Real Property, (ii) execute and record a memorandum of lease with respect to the Leased Real Property and (iii) execute a consent to leasehold mortgage and estoppel agreement in favor of Purchaser’s senior lender.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 General Conditions. The obligations of each of Seller and Purchaser to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the exclusive benefit of such respective Parties and may be waived by it in whole or in part in its sole discretion):

Section 6.1.1 No Adverse Law. No Governmental Authority or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, writ, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the sale or purchase of the Purchased Assets pursuant to the terms of this Agreement illegal or otherwise prohibiting consummation of the sale or purchase of the Purchased Assets.

Section 6.1.2 Governmental Approvals. All filings required by any Governmental Authority under Applicable Laws shall have been made and any required waiting period thereunder shall have expired or been earlier terminated.

Section 6.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the exclusive benefit of Seller and may be waived by it in whole or in part in its sole discretion):

Section 6.2.1 Representations and Warranties of Purchaser. (a) Each of the representations and warranties of Purchaser contained in Article IV that is qualified by “materiality” or “material adverse effect” or other similar materiality qualifications shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak as of a date certain, which shall remain true and correct in all respects as of such date, and (b) each of the representations and warranties of Purchaser contained in Article IV that is not qualified by “materiality” or “material adverse effect” or other similar materiality qualifications shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak only as of a date certain, which shall remain true and correct in all material respects as of such date.

Section 6.2.2 Covenants. All covenants contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects.

Section 6.2.3 Purchaser Closing Deliveries. Seller shall have received the Purchaser Closing Deliveries, which shall be binding, valid and in full force and effect.

Section 6.3 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the exclusive benefit of Purchaser and may be waived by it in whole or in part in its sole discretion):

Section 6.3.1 Representations and Warranties of Seller. (a) Each of the representations and warranties of Seller contained in Article III that is qualified by “materiality” or “Material Adverse Effect” or other similar materiality qualifications shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak as of a date certain, which shall remain true and correct in all respects as of such date, and (b) each of the representations and warranties of Seller contained in Article III that is not qualified by “materiality” or “Material Adverse Effect” or other similar materiality qualifications shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak only as of a date certain, which shall remain true and correct in all material respects as of such date.

Section 6.3.2 Covenants. All covenants contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects.

Section 6.3.3 No Actions. No action shall be overtly threatened or pending against Seller by any Person or Governmental Authority that is reasonably likely to result in: (a) the restraint or prohibition of any such Person, or the obtaining of damages or other relief from any such Person, in connection with this Agreement or any Other Agreement, (b) the issuance of an order having the effect of limiting Purchaser in a material manner after the Closing from conducting the Business as now being and as presently contemplated to be conducted; or (c) a failure of the conditions set forth in Section 6.1.1 to be satisfied.

Section 6.3.4 No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any Material Adverse Change.

Section 6.3.5 Required Consents. (a) Each of the Consents set forth in Schedule 6.3.5 shall have been obtained in form and substance reasonably satisfactory to Purchaser and shall be in full force and effect, and (b) all other Consents required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained in form and substance reasonably satisfactory to Purchaser and shall be in full force and effect.

Section 6.3.6 Shareholder Approval. The Required Shareholder Approval shall have been obtained.

Section 6.3.7 Necessary Permits. Purchaser shall have obtained all Seller Permits that are required or necessary for the lawful ownership or operation of the Business or the Purchased Assets, including without limitation, replacements for the Retained Permits.

Section 6.3.8 Satisfactory Completion of Due Diligence. Purchaser shall have been satisfied in its sole discretion with the results of its due diligence investigation and review of the Business, as such due diligence investigation and review pertains to the transactions contemplated by this Agreement.

Section 6.3.9 Financing. Purchaser shall have obtained debt financing on the terms set forth in the Debt Commitment Letter.

Section 6.3.10 Seller Closing Deliveries. Purchaser shall have received the Seller Closing Deliveries, each of which shall be in full force and effect.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated:

Section 7.1.1 at any time, by the mutual written consent of Seller and Purchaser;

Section 7.1.2 by Seller, upon a material breach of any representation, warranty or covenant of Purchaser contained in this Agreement which would be reasonably likely to result in the conditions set forth in either Section 6.2.1 or Section 6.2.2 not being satisfied, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by Seller to Purchaser;

Section 7.1.3 by Purchaser, upon a material breach of any representation, warranty or covenant of Seller contained in this Agreement which would be reasonably likely to result in the conditions set forth in either Section 6.3.1 or Section 6.3.2 not being satisfied, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by Purchaser to Seller;

Section 7.1.4 by Purchaser, upon written notice to Seller, if there has been a Material Adverse Change;

Section 7.1.5 by Purchaser or Seller, upon written notice to the other party, if a Governmental Authority shall have issued any order, injunction or other decree or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement;

Section 7.1.6 by Purchaser at any time after third Business Day after the date hereof in the event that consents in writing sufficient to constitute the Required Shareholder Approval shall not have been delivered to Seller, with evidence of such receipt being delivered promptly to Purchaser;

Section 7.1.7 by Purchaser, upon written notice to Seller, upon Purchaser’s determination in its sole discretion that the condition set forth in Section 6.3.8 will not be satisfied; and

Section 7.1.8 by Purchaser or Seller, upon written notice to the other party, if the Closing has not taken place by March 15, 2009.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no further liability or obligations hereunder on the part of any party hereto or its Affiliates except for the obligations of the parties pursuant to this Section 7.2, Section 5.3 and Article IX; provided, however, that nothing herein shall relieve either party from liability for any willful breach of this Agreement occurring prior to the time of such termination; provided, further, Purchaser shall pay to Seller a fifty thousand dollar ($50,000) breakup fee if this Agreement is terminated pursuant to Section 7.1.7, or in the event that this Agreement is terminated by Seller pursuant to Section 7.1.8 and (a) the condition set forth in Section 6.3.9 shall not have been satisfied and (b) all other conditions to the obligations of the Purchaser to consummate the transactions contemplated hereby shall have been satisfied or waived.

Section 7.3 Accommodation and Remedies. For the avoidance of doubt, the Parties acknowledge and agree that they have entered into this Agreement, as of the date hereof, as an accommodation to Seller and that Purchaser has only begun its due diligence investigation and review of the Business, which will include, but not be limited to, a review of potential synergies resulting from the transactions contemplated by this Agreement and Seller’s (a) corporate governance and organization, (b) Contracts, (c) litigation, (d) insurance policies, (e) financials (including, but not limited to, the Financial Statement, Carve-Out Financial Statement, inventory valuations and any projections), (f) Benefit Plans and Business Employees, (g) Taxes, (h) Proprietary Rights, (i) Real Property (including, but not limited to an environmental assessment of the Distribution Facilities, examination of the physical condition of such distribution centers and review of the Real Property Leases), and (j) such other matters as determined in Purchaser’s sole discretion, in each case, as related to the Business.  As part of this due diligence investigation, Seller agrees to perform further inventory valuation testing, as reasonably requested and directed by Purchaser. Furthermore, Seller, MKM Management and MKM acknowledge and agree that: (i) Purchaser has not had the opportunity to review and investigate the matters set forth in the schedules hereto (including but not limited to, the Seller Disclosure Schedules) and that no such disclosure shall limit Purchaser’s rights set forth in Sections 6.3.8 and 7.1.7, and (ii) in the event Purchaser determines in its sole discretion that the conditions described in this Section 6.3.8 have not been satisfied or terminates this Agreement pursuant to Section 7.1.7, neither Seller, MKM Management nor MKM or any of their respective Affiliates shall have any right to recover for any Losses or seek to recover any money damages or any other recovery, judgment or damages of any kind, including rescissory, consequential, indirect or punitive damages in connection with this Agreement or any other document contemplated by this Agreement or the transactions contemplated hereby or thereby against, Purchaser or Parent or any of their respective Affiliates, nor shall Seller, MKM Management or MKM be entitled to equitable relief to enforce specifically the terms and provisions of this Agreement or any other document contemplated by this Agreement or otherwise to obtain any equitable relief or remedy against Purchaser or Parent or any of their respective Affiliates.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties and Covenants. The representations, warranties and covenants of the Parties contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 8.1, and any and all claims and causes of action for indemnification under this Article VIII arising out of the inaccuracy or breach of any representation, warranty or covenant of a Party must be made prior to the termination of the applicable survival period. The Parties agree that all of the representations, warranties and covenants of the Parties contained in this Agreement and any and all claims and causes of action for indemnification under this Article VIII shall survive as follows:

Section 8.1.1 The respective representations and warranties of the Parties set forth in Sections 3.1 (Authority and Binding Effect), 3.2 (Organization), 3.8.1 (Title to Assets), 3.13 (Environmental Matters), 3.23 (Brokers), 4.1 (Authority and Binding Effect), 4.2 (Organization), and 4.6 (Brokers) shall survive the Closing indefinitely;

Section 8.1.2 The representations and warranties of Seller set forth in Sections 3.11 (Compliance With Laws), 3.15 (Intellectual Property), 3.16 (Tax Matters), 3.17 (Employee Benefit Plans) and 3.20 (Labor and Employment) shall survive until sixty (60) days after the expiration of the applicable statute of limitations;

Section 8.1.3 All other representations and warranties of the Parties shall survive until the eighteenth month (18th) anniversary of the Closing Date; and

Section 8.1.4 All covenants, agreements and obligations shall survive indefinitely.

Notwithstanding the foregoing (a) any obligation to indemnify, defend and hold harmless pursuant to Section 8.2 shall not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice of such claim (stating in reasonable detail the basis of such claim) to the Indemnifying Party in accordance with Section 8.6 and (b) this Section 8.1 shall not limit any covenant or agreement of the Parties which contemplates performance after the Closing.

Section 8.2 Obligation to Indemnify.

Section 8.2.1 Indemnification by Seller. Subject to the limitations set forth in this Article VIII, if the Closing occurs, Seller agrees to indemnify, defend and hold harmless Purchaser and its directors, officers, employees, Affiliates, successors, permitted assigns, agents and representatives (collectively, the “Purchaser Indemnitees”), from and against all Losses resulting from or related to:

(a) any breach or inaccuracy of any of the representations and warranties of Seller contained in this Agreement or any Other Agreement;

(b) any non-compliance with or breach of any covenant or agreement of Seller contained in this Agreement or any Other Agreement; and

(c) any Excluded Assets or Excluded Liability.

Section 8.2.2 Indemnification by Purchaser. Subject to the limitations set forth in this Article VIII, if the Closing occurs, Purchaser agrees to indemnify, defend and hold harmless Seller and its directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”), from and against all Losses resulting from:

(a) any breach or inaccuracy of any of the representations and warranties of Purchaser contained in this Agreement or any Other Agreement;

(b) any non-compliance with or breach of any covenant or agreement of Purchaser contained in this Agreement; and

(c) any Assumed Liability.

Section 8.3 Limitations on Liability.

Section 8.3.1 Notwithstanding anything to the contrary in this Agreement, except for Losses resulting from or related to: (a) fraud, (b) breach or inaccuracy of any of the representations and warranties set forth in Sections 3.1 (Authority and Binding Effect), 3.2 (Organization), 3.6 (Financial Statements), 3.8.1 (Title to Assets), 3.13 (Environmental Matters), 3.16 (Tax Matters) and 3.23 (Brokers), (c) non-compliance with or breach of any covenant or agreement of Seller contained in this Agreement, and (d) Sections 8.2.1(c), as applicable, which, in each case, the Purchaser Indemnitees shall be entitled to recover for in their entirety, the aggregate amount of all Losses for which Purchaser Indemnitees are entitled to indemnification pursuant to this Agreement shall not exceed $8,500,000 (the “Seller Cap”), provided that the Purchaser Indemnitees shall not be entitled to recover for any Losses (other than those described in clauses (a) through (d) above) arising under this Agreement unless and until the aggregate amount of all Losses for which Purchaser Indemnitees are otherwise entitled to indemnification pursuant to this Agreement exceeds an amount equal to $250,000 (the “Seller Basket”). If, at any time, the aggregate amount for which the Purchaser Indemnitees are entitled to indemnification pursuant to this Agreement exceeds the Seller Basket, then the Purchaser Indemnitees shall be entitled to recover the amount in its entirety up to the Seller Cap from the first dollar of Loss, regardless of such Seller Basket.

Section 8.3.2 Except for any Losses resulting from or related to: (a) fraud, (b) breach or inaccuracy of any of the representations and warranties set forth in Sections 4.1 (Authority and Binding Effect), 4.2 (Organization), and 4.6 (Brokers), and (c) non-compliance with or breach of any covenant or agreement of Purchaser contained in this Agreement, which in each such case shall be indemnified in its entirety, the aggregate amount of all Losses for which Seller Indemnitees are otherwise entitled to indemnification pursuant to this Agreement shall not exceed $8,500,000 (the “Purchaser Cap”), provided that the aggregate amount for which Purchaser shall be liable under this the Seller Indemnitees shall not be entitled to recover for any Losses (other than those described in clauses (a) through (d) above) arising under this Agreement unless and until the aggregate amount of all Losses for which Seller Indemnitees are otherwise entitled to indemnification pursuant to this Agreement exceeds an amount equal to $250,000 (the “Purchaser Basket”). If, at any time, the aggregate amount for which the Seller Indemnitees are entitled to indemnification pursuant to this Agreement exceeds the Purchaser Basket, then the Seller Indemnitees shall be entitled to recover the amount in its entirety up to the Purchaser Cap from the first dollar of Loss, regardless of such Purchaser Basket.

Section 8.4 Satisfaction of Claims.

Claims made by the Purchaser Indemnitees for indemnification under this Article VIII shall be satisfied first from the Escrow Amount, and if the Escrow Amount is insufficient to satisfy the Claim, directly from Seller, and if Seller fails to satisfy demand for payment of the Claim, directly from MKM Management and/or MKM in accordance with Section 9.15.

Section 8.5 Disbursement of Escrow Amount.

On the sixth month (6th) anniversary of the Closing Date (or in the event such date is not a Business Day, the Business Day immediately following such date), the Escrow Agent shall release the then existing Escrow Amount to Seller to be disbursed in accordance with the terms of the Escrow Agreement, less the amount of unresolved claims for indemnification asserted by the Purchaser Indemnitees, which have not been paid. Such unreleased amount shall be retained by the Escrow Agent. The amount of the Escrow Amount so retained shall be released by the Escrow Agent (to the extent not utilized to pay the Purchaser Indemnitees for any such claims resolved in favor of the Purchaser Indemnitees) in accordance with the resolution of such claims to Seller to be disbursed in accordance with the terms of the Escrow Agreement.

Section 8.6 Indemnification Procedures.

Section 8.6.1 Any Purchaser Indemnitee or Seller Indemnitee making a claim for indemnification pursuant to this Article VIII (an “Indemnified Party”) must give the other Party or Parties from whom indemnification is sought (an “Indemnifying Party”) written notice of such claim (a “Claim Notice”) promptly after the Indemnified Party receives any written notice of any Proceeding against or involving the Indemnified Party by a Governmental Authority or other third party, or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification (“Claim”); provided that the failure to notify or delay in notifying an Indemnifying Party will not relieve the Indemnifying Party of its obligations pursuant to this Article VIII, except to the extent (and only to the extent) that such failure actually harms the Indemnifying Party. Such Claim Notice must contain a description of the Claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known or reasonably ascertainable at such time; provided that such amount or estimated amount shall not be conclusive of the final amount, if any, of such Claim). Notwithstanding the foregoing, any claim for a breach of a representation or warranty or covenant must be delivered prior to the expiration of the applicable survival term.

Section 8.6.2 Control of Defense; Conditions. With respect to the defense of any Claim against or involving an Indemnified Party in which a Governmental Authority or other third party (“Third Party Claim”) in question seeks recovery of a sum of money for which a Claim Notice is provided (a) the Indemnifying Party shall have the right to participate in the defense of each Claim, (b) the Indemnified Party shall fully cooperate with the Indemnifying Party and provide access to any and all applicable documents and other information and persons reasonably requested by the Indemnifying Party, provided that the Indemnified Party shall have no obligation to disclose any documents or other information to the extent such disclosure in the Indemnified Party’s reasonable judgment may adversely affect the attorney-client privilege or work product protections related to such documents or other information, and (c) at its option an Indemnifying Party may assume the defense and appoint as lead counsel of such defense any legal counsel selected by the Indemnifying Party; provided that the Indemnifying Party first acknowledges in writing its obligation to indemnify the Indemnified Parties for such Claim pursuant to this Article VIII.

Section 8.6.3 Control of Defense; Related Matters. Notwithstanding Section 8.6.2, if the Indemnifying Party assumes the defense of the Claim, the Indemnified Party will be entitled to participate in the defense of such Claim and to employ counsel of its choice for such purpose at its own expense; provided that the Indemnifying Party will bear the reasonable fees and expenses of such separate counsel incurred prior to the date upon which the Indemnifying Party assumes control of such defense; provided, further, that the Indemnifying Party will not be entitled to assume control of the defense of such claim, if:

(a) the Indemnifying Party fails to elect in writing to assume the defense of the Claim pursuant to Section 8.6.2 within twenty (20) days of receipt of the applicable Claim Notice,

(b) a conflict of interest exists or could reasonably be expected to arise which, under applicable principles of legal ethics, could reasonably be expected to prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Proceeding, or

(c) a court of competent jurisdiction rules that the Indemnifying Party has failed or is failing to prosecute or defend vigorously such claim;

provided, further, that, in each case, the Indemnified Party shall be prohibited from compromising or settling any Claim, including, without limitation, any Claim relating to Taxes that could reasonably be expected to have an adverse effect on the Taxes of the Business in Tax periods (or portions thereof) beginning after the Closing Date, without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

Section 8.6.4 Cooperation. In the event that the Indemnifying Party assumes the defense of such claim, the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance, personnel, witnesses and materials as the Indemnifying Party may reasonably request. Regardless of which Party defends such claim, the other Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing.

Section 8.6.5 Settlements. Without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), the Indemnifying Party shall not enter into any settlement of any Claim for which the Indemnifying Party has assumed the defense pursuant to Section 8.6.2 hereof if (a) pursuant to or as a result of such settlement, such settlement would result in any liability on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder or (b) the settlement involves anything other than monetary damages. If a firm offer is made to settle such claim, which offer the Indemnifying Party is permitted to settle under this Section 8.6.5, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnified Party to that effect. If the Indemnified Party objects to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such claim and, in such event, the maximum liability of the Indemnifying Party as to such claim shall not exceed such amount of such settlement offer payable by the Indemnifying Party hereunder, plus other Losses paid or incurred by the Indemnified Party up to the point such notice had been delivered to the Indemnified Party.

Section 8.7 Subrogation. After any indemnification payment is made to any Indemnified Party pursuant to this Article VIII (whether by offset or otherwise), the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence (whether by offset or otherwise) shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

Section 8.8 Indemnification Payments. Any payment under this Article VIII shall be treated as an adjustment to the Purchase Price for all Tax purposes (except to the extent otherwise required by Applicable Law) and shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party shall designate to the Indemnifying Party in writing.

Section 8.9 Remedies Exclusive. From and after the Closing, absent fraud or intentional misrepresentation, the rights of the Parties to indemnification under this Article VIII shall be the exclusive remedies of the Parties subsequent to the Closing Date with respect to the recovery of any money damages any Purchaser Indemnitee or Seller Indemnitee may incur arising from or relating to this Agreement or the transactions contemplated hereby (it being understood that nothing in this Section 8.9 or elsewhere in this Agreement shall limit the Parties’ rights to specific performance or other equitable remedies with respect to the covenants referred to in this Agreement or to be performed after the Closing). Subject to the preceding sentence, to the maximum extent permitted by law, the Parties hereby waive all other rights and remedies with respect to the recovery of money damages in any way relating to this Agreement or arising in connection herewith, whether under any laws, at common law or otherwise.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally (by courier, overnight mail or otherwise), telegraphed, telexed, sent by facsimile transmission or sent by certified or registered mail, postage prepaid and return receipt requested, or by express mail. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed, or sent by facsimile transmission (which is confirmed) or, if mailed, three days after the date of deposit in the United States mails, as follows:

If to Seller:

GSC Enterprises, Inc.
130 Hillcrest Drive
Sulphur Springs, Texas 75482
Attention: Michael J. Bain, President & CEO
Steve Rutherford, Corporate Counsel

Fax: 903-885-6928

With a concurrent copy to:

DuBois, Bryant & Campbell, LLP
700 Lavaca, Suite 1300
Austin, Texas 78701
Attention: Bryan W. Lee, Esq.

Fax: (512) 457-8008

If to Purchaser or Parent:

Nash Finch Company
7600 France Ave South
Edina, Minnesota 55435
Attention: Robert Dimond
Fax: (952) 844-1202

and

Nash Finch Company
7600 France Ave South
Edina, Minnesota 55435
Kathleen M. Mahoney

Fax: (952) 844-1235

With a concurrent copy to:

Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
Mark D. Gerstein
Fax: (312) 993-9767

If to MKM Management or MKM, at the address or fax number set forth under their signature on the signature pages hereto.

Any Party may, by notice given in accordance with this Section 9.1 to the other Party, designate another address or person for receipt of notices hereunder; provided that notice of such a change shall be effective upon receipt.

Section 9.2 Fees and Expenses. Whether or not the transactions contemplated by this Agreement are consummated, Purchaser, on one hand, and Seller, on the other hand, shall pay the costs, fees and expenses incident to its negotiation, preparation, execution, delivery and performance hereof, including the fees and expenses of its counsel, accountants and other Representatives.

Section 9.3 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 9.3.1 This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

Section 9.3.2 Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court located in Delaware, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware and any appellate court from any thereof, in any actions arising out of or relating to this Agreement and any transactions contemplated hereby for recognition or enforcement of any judgment relating thereto, and each of them hereby irrevocably and unconditionally (a) agrees not to commence any such action except in such courts, (b) agrees that any claim in respect of any such action may be heard and determined in the Court of Chancery of the State of Delaware, and the appellate courts thereof or the United States District Court for the District of Delaware, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any action in the state or federal courts located in any such Court of Chancery of the State of Delaware or Federal court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action in the state or federal courts located in any such Court of Chancery of the State of Delaware or Federal court. Each of the Parties hereto agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by law.

Section 9.3.3 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY OR SELLER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.3.3.

Section 9.4 Attorneys’ Fees. If any Proceeding is brought by one Party against another Party, the Party succeeding or prevailing in whole shall be entitled to recover its reasonable attorneys’ fees and other costs incurred in that action or Proceeding, in addition to any other relief to which it may be entitled. In all other Proceedings, each Party shall pay its own fees and expenses.

Section 9.5 Entire Agreement. This Agreement and the Other Agreements (including any additional agreements contemplated hereby or thereby and the Disclosure Schedule) contain the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto other than the Confidentiality Agreement, which shall survive and remain in full force and effect according to its terms; provided, however, that if this Agreement is terminated in accordance with its terms (other than due to a intentional breach of this Agreement by Seller, MKM Management or MKM) then the “Exclusivity Period” (as defined in the Confidentiality Agreement) shall terminate effective as of the termination date of this Agreement.

Section 9.6 Waivers and Amendments; Non Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of Seller and Parent or, in the case of a waiver, by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at law or in equity.

Section 9.7 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. Upon such determination that any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and its successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party (in whole or in part) without the prior written consent of the other Party. Notwithstanding the foregoing, Purchaser and Parent may, without the consent of Seller, assign this Agreement or any portion of its rights, interests or obligations hereunder to any wholly-owned (directly or indirectly) Subsidiary of Parent, provided that no such assignment shall release Purchaser or Parent from its obligations hereunder.

Section 9.9 Interpretation.

Section 9.9.1 For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All terms defined herein in the singular shall have the same meaning when used in the plural; all terms defined herein in the plural shall have the same meaning when used in the singular.

Section 9.9.2 With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

Section 9.9.3 All references herein to Annexes, Articles, Sections, subsections, paragraphs, subparagraphs and clauses shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

Section 9.9.4 All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

Section 9.9.5 The words “include” and “including” and variations thereof shall not be deemed terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

Section 9.9.6 The term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”.

Section 9.9.7 All financial accounting terms not specifically defined herein shall be construed in accordance with GAAP.

Section 9.9.8 The term “dollars” and “$” means United States dollars.

Section 9.10 No Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to give any Person, other than the Parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.12 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 9.13 Further Assurances. From time to time, as and when requested by any Party, each of the Parties hereto shall, and shall cause its respective Affiliates to, at such Party’s expense except as otherwise expressly provided in this Agreement, execute such documents and other instruments and take such further actions as may be reasonably required to carry out the provisions hereof and the Other Agreements and consummate and evidence the transactions contemplated hereby and thereby, including executing and delivering or causing to be executed and delivered to the other Party such assignments, deeds, bills of sale, assumption agreements, consents and other instruments of transfer or assumption as the other Party or its counsel may reasonably request as necessary for such purpose (it being understood that any such assignment, deed, bill of sale, assumption agreement, consent or other instrument of transfer or assumption shall not provide for any representations, warranties, liabilities that are not provided for in this Agreement).

Section 9.14 Parent Obligations. Parent hereby agrees to cause Purchaser: (a) prior to the Closing, to comply and perform in accordance with the terms, covenants and agreements set forth herein; and (b) from and after the Closing, to comply and perform in accordance with the terms, covenants and agreements set forth in Article I and Article VIII.

Section 9.15 MKM Management and MKM Guarantee. Subject to the provisions for satisfaction of claims by the Purchaser Indemnities as set forth in Section 8.4 of this Agreement, from and after the Closing, MKM Management and MKM hereby absolutely, irrevocably and unconditionally guarantee, on a joint and several basis: (a) to cause Seller to perform all of its obligations under this Agreement and the Other Agreements, and (b) the payment in full when due of all amounts required to be paid by Seller under this Agreement and the Other Agreements (collectively, the “Guaranteed Obligations”), which Guaranteed Obligations include, without limitation, any payments owed by Seller under Article VIII. The Guaranteed Obligations are subject to Purchaser Indemnities first having pursued satisfaction of any Claim from the Escrow Amount and, if the Escrow Amount is insufficient to satisfy such Claim, directly from Seller, and if Seller fails to satisfy demand for payment of such Claim, directly from MKM Management and/or MKM in accordance with this Section 9.15; such Guaranteed Obligations shall continue in full force and effect until the payment and performance, as applicable, of all of the Guaranteed Obligations and are not conditioned upon any event or contingency, except as provided herein, or upon any attempt first to obtain payment from Seller under this Agreement and the Other Agreements, or pursuit of any other right or remedy against Seller through the commencement of legal proceedings or otherwise. With respect to its obligations hereunder, MKM Management and MKM expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever. MKM Management and MKM acknowledge and agree that their respective obligations hereunder shall continue in full force and effect, without notice from any other party or Purchaser or Seller in the event the obligations Seller, MKM Management or MKM under this Agreement or any of the Other Agreements are amended or in any way modified, and that the Guaranteed Obligations shall continue and shall apply in full to such amended obligations of Seller, MKM Management or MKM as though the amended terms had been part of this Agreement or any of the Other Agreements, as applicable, from the original date of execution thereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SELLER:

GSC ENTERPRISES, INC. By: /s/ Michael J. Bain

Name: Michael J. Bain Its: President and CEO

MKM Management, LLC, solely for purposes of Sections 5.3, 5.11, 7.3 and 9.15:
By: /s/ Michael K. McKenzie

Name: Michael K. McKenzie Its: Sole Member and Manager Address: 130 Hillcrest Drive Sulphur Springs, Texas 75482 Fax: 903-885-6928
Michael K. McKenzie, solely for purposes of Sections 5.3, 5.11, 7.3 and 9.15:

By: /s/ Michael K. McKenzie

Name: Michael K. McKenzie Address:130 Hillcrest Drive Sulphur Springs, Texas 75482 Fax: 903-885-6928

PURCHASER:
GROCERY SUPPLY ACQUISITION CORP.
By: /s/ Robert B. Dimond
Name: Robert B. Dimond
Its: President
PARENT:
NASH FINCH COMPANY, solely for purposes of Section 9.14:
By: /s/ Robert B. Dimond
Name: Robert B. Dimond
Its: Executive Vice President and
Chief Financial Officer

ANNEX A

DEFINITIONS; CROSS REFERENCES

A.1 Definitions. When used in this Agreement, the following terms have the meanings set forth below:

“Accounts Receivables” means all indebtedness or other obligations owed to Seller arising in connection with the sale of goods or the rendering of services by Seller or a predecessor related to the Business, including, without limitation, any indebtedness, obligation or interest constituting an account, chattel paper or general intangible, or any promissory notes relating thereto.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (i) the sale, license, disposition or acquisition of all or a material portion of the Business or Purchased Assets (other than sales of Inventory in the Ordinary Course of Business), (ii) the issuance, disposition or acquisition of (A) any capital stock or other equity security of Seller, (B) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of Seller, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of Seller, or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving Seller.

“Affiliate” or “Affiliates” of any particular Person means any other Person or Persons controlling, controlled by, or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract, or otherwise.

“Applicable Law” means any applicable decree, final determination, injunction, judgment, law, order, ordinance, regulation, rule, statute, or writ of any Governmental Authority.

“Assigned Contracts” means all Contracts related to the Business, including but not limited to the Material Contracts, Leases and Tax Abatement Agreement.

“Base Net Working Capital” means $61,536,285.91.

“Bill of Sale and Assignment and Assumption Agreement” means the Bill of Sale and Assignment and Assumption Agreement, in a form attached hereto as Exhibit F.

“Books and Records” means (a) all current customer or current client lists related to the Business; (b) all current customer and current client records related to the Business; (c) all current pricing lists related to the Business; (d) all current inventory costs support data related to the Business; and (e) any other books of accounts, general, financial, tax and personnel records, files, invoices and correspondence related to the Business; provided, however, that Seller may retain (i) a copy of any such books and records to the extent necessary for Tax, regulatory, accounting or litigation; (ii) a copy of any such books and records to the extent such books and records relate but not exclusively to the Business.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in New York, New York generally are authorized or required by Applicable Law to close.

“Business Employee” means any individual either currently or previously employed (either directly or indirectly) by Seller whose primary responsibilities are related to the performance of services relating to the Purchased Assets or Assumed Liabilities.

“Business Employee Expenses” shall mean all salary, wages, overtime, employee benefits, sick pay, vacation pay, severance pay, bonuses, profit sharing and any other expenses related to any Business Employee.

“Closing Net Working Capital” means Current Assets less Current Liabilities, determined as of the Closing.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent, approval, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Person.

“Contract” means any written or oral contract, commitment, agreement, arrangement (excluding any regulatory tariff), note, bond, mortgage, lease or other agreement legally binding on any Party.

“Current Assets” means the aggregate dollar amount of all Accounts Receivable plus Inventory plus Prepaid Expenses properly characterized as such as determined in accordance with GAAP and the Carve-Out Accounting Principals.

“Current Liabilities” means the aggregate dollar amount of all Accounts Payable and Accrued Expenses as determined in accordance with GAAP and the Carve-Out Accounting Principals.

“Debt Commitment Letter” means a commitment letter addressed to Parent pursuant to which the lenders identified therein have agreed to a firm written commitment for the debt financing described therein on the terms set forth therein.

“Downey Liabilities” means all liabilities and Losses resulting from or related to the Sterling Downey acquisition, entered into by and between Seller and Sterling Downey Sales Company, Inc., pursuant to that certain Purchase and Sale Agreement, dated December 30, 2007.

“Environmental Claim” means any investigation, notice, demand, allegation, action, suit, injunction, judgment, order, consent decree, penalty, fine, lien, Proceeding, or claim (whether administrative, judicial, quasi-judicial or private in nature) arising (i) pursuant to or in connection with any actual or alleged violation of Seller, or liability of Seller under, any Environmental Law, or (ii) in connection with any abatement, removal, remedial, corrective, or other response action involving a Hazardous Material, Environmental Law, or any actual damage, injury, threat or harm to health, safety, property, natural resources, or the environment.

“Environmental Laws” means all Applicable Laws (including all Permits, licenses or other authorizations issued pursuant thereto and the common law) with respect to the environment, including all Applicable Laws concerning pollution, or protection of human health, the environment and natural resources and those Applicable Laws relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, testing, processing, discharge, Release, or cleanup of or exposure to Hazardous Materials, pollutants, contaminants, substances or wastes.

“Equipment” means all personal property of Seller used in connection with the Business, including without limitation all machinery, equipment, replacement and component parts, spare parts, furniture, fixtures, office and other supplies, data processing equipment and peripheral equipment, vehicles, any advertising, promotional and media materials, training materials (including any related outlines and quizzes/answers, if any), trade show materials (including displays and trade show booths), and videos and other similar personal property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“Escrow Agent” means Bank of Oklahoma, N.A.

“Escrow Agreement” means that certain escrow agreement, by and among Seller, Purchaser and the Escrow Agent, to be entered into in connection with the Closing, substantially in the form of Exhibit G.

“Existing Environmental Liability” shall mean any Liability arising out of or relating to: (i) any violation of any Environmental Law or any Permit, order or other binding requirement issued thereunder; (ii) any Release, threatened Release, or exposure to any Hazardous Materials; (iii) any environmental investigation, remediation, removal, clean-up or monitoring required under Environmental Laws (whether conducted by the Buyer, a Governmental Authority, or other Person) or (iv) the use, generation, storage, transportation, treatment, sale or other off-site disposal of Hazardous Materials, in each case, to the extent arising out of or relating to the ownership or operation of the Business, the Purchased Assets, the Real Property, or any property current or formerly owned or leased by the Seller or used or occupied in connection with the Business, at any time prior to the Closing Date.

“GAAP” means generally accepted accounting principles of the United States, as applied from time to time.

“Governmental Authority” means any federal, state, provincial or local governmental body or administrative agency, or any court of competent jurisdiction, department, political subdivision or other governmental authority or instrumentality, in each case, whether domestic or foreign.

“Hazardous Materials” means any material, substance or waste that is listed, classified, regulated, characterized or otherwise defined as “hazardous,” “toxic,” “radioactive,” a “pollutant, or “contaminant,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum products or by-products, asbestos or asbestos-containing material, urea formaldehyde insulation, toxic mold, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means the following liabilities and obligations of Seller (without duplication): (i) any indebtedness, (and any PIK or deferred interest and any prepayment premiums with respect thereto) for money borrowed or advances, including that evidenced by notes, bonds, indentures, debentures or other instruments; (ii) any outstanding obligations under capital leases and purchase money obligations; (iii) any amounts owed with respect to drawn letters of credit; (iv) any reimbursement obligations, foreign exchange contracts and arrangements designed to provide protection against fluctuations in interest or currency exchange rates, including amounts payable to unwind such contracts or arrangements; (v) any termination or break fee related to a swap agreement; (vi) accrued but unpaid interest on any obligation described in clauses (i) through (iv) above; (vii) any outstanding guarantees of obligations of the type described in clauses (i) through (vi) above; and (viii) any liabilities and obligations related to termination fees, prepayment penalties, break fees and the like in connection on any obligation described in clauses (i) through (v) above.

“Inventory” means all inventory related to the Business held for future sale in the Ordinary Course of Business.

“IRS” means the United States Internal Revenue Service.

“Junction City Lease” means that certain Lease, between the City of Junction City, Kansas, as landlord, and Seller, as tenant.

“Liability” or “Liabilities” means any indebtedness, or direct or indirect liability, commitment or other obligation, whether fixed or unfixed, known or unknown, asserted or unasserted, secured or unsecured, matured or unmatured, accrued, incurred, absolute, contingent or otherwise.

“License Agreement” means the License Agreement between Seller and Purchaser, in a form attached hereto as Exhibit H.

“Liens” means any security interest, mortgage, pledge, conditional sale agreement, security title, claim, right of first refusal, right of first offer, preemptive right, equity, covenant, condition, restriction, right, reservation, declaration, lease, sublease, tenancy, concession, license, occupancy agreement, other right to occupy of any kind, option, easement, right of way or other matter of any nature whatsoever (including matters shown on a survey) affecting any Real Property (or portion thereof) or title thereto, whether or not of record or other encumbrance, restriction or charge of any nature, lien (including any lien for Taxes other than Taxes not yet due and payable), or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof).

“Loss” or “Losses” means, with respect to any Person, any Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or other loss or expense, whether or not arising out of a Third Party Claim, including, without limitation, all interest, penalties, reasonable attorneys’ fees and expenses and reasonable amounts paid or incurred in connection with any action, demand, Proceeding, investigation or claim and any amounts paid in settlement thereof, against or affecting such Person.

“Material Adverse Change” means any change, event, effect, condition, circumstance, state of facts or development that, taken alone or with other events or conditions that has had or could reasonably be expected (a) to have a Material Adverse Effect; or (b) as to any financial institution or the financing markets generally, to result in Purchaser’s or its Affiliates’ lenders halting or substantially reducing the loans necessary to fund the transactions contemplated by this Agreement, other than as a result of an event of default by Purchaser or its Affiliates, as applicable, under such credit facility.

“Material Adverse Effect” means any change, event, effect, condition, circumstance, state of facts or development that (a) has had or could reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or results of operations of Seller to the extent affecting the Business or the Purchased Assets; or (b) has prevented or materially delayed (or would be reasonably expected to prevent or materially delay) the ability of Seller to complete the transactions contemplated by this Agreement or perform its obligations under this Agreement, provided, however, that none of the following constitute, in and of themselves, a Material Adverse Effect: (i) any adverse change, effect or circumstance arising solely out of or resulting solely from the announcement or pendency of the transactions contemplated by this Agreement; (ii) any action taken at the request of Purchaser (other than pursuant to a waiver of a covenant herein); and (iii) any change, event, effect, condition, circumstance, state of facts or development that affects the U.S. economy generally or that result from natural disasters, acts of war or terrorism, but only if any such changes, events, effects, conditions, circumstances, states of facts or developments do not, individually or in the aggregate, have a materially disproportionate adverse impact to the Business relative to other Persons in similar businesses.

“Ordinary Course Employment Obligations” shall mean salary paid in the Ordinary Course of Business, bonuses paid pursuant to plans disclosed in the Disclosure Schedules, ordinary course reimbursement of bona fide travel and entertainment expenses, and welfare and defined contribution plan benefits disclosed in the Disclosure Schedules.

“Ordinary Course of Business” means an action taken by Seller if: (i) such action is consistent with the past practices of Seller as to the Business and is taken in the ordinary course of the normal day-to-day operations of Seller as to the Business; and (ii) such action is similar in nature to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in a similar line of business.

“Organizational Documents” means the Articles of Incorporation and Bylaws (or equivalent governing document) of Seller, in each case, as amended.

“Other Agreements” means the Bill of Sale and Assignment and Assumption Agreement, Escrow Agreement, License Agreement and any other certificates, agreements, and other documents and instruments required to be delivered hereunder or thereunder.

“Owned Real Property” shall have the meaning set forth in Section 3.8.3.

“Permits” means all permits, licenses, franchises, certificates, approvals and other authorizations issued by any Governmental Authority.

“Permitted Liens” means (i) real or personal property Taxes, assessments and other governmental fees or other charges not yet due and payable or that are being disputed in good faith by appropriate proceedings as of the Closing Date (and for which an adequate reserve has been established in accordance with GAAP); (ii) mechanics, workers, subcontractors, materialmen, warehousemen, carriers and other similar inchoate statutory Liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent or that are being disputed in good faith; (iii) zoning, entitlement, building and other land use and similar laws or regulations imposed by any Governmental Authority having jurisdiction over such parcel which are not violated by the current use and operation thereof; (iv) easements, covenants, conditions, restrictions and other similar matters of record with respect to any parcel or real property that would not materially impair the use or occupancy of such parcel in the operation of the Business; (v) non-exclusive licenses of Proprietary Rights entered into in the Ordinary Course of Business; and (vi) statutory landlord Liens of the lessor under the Leases.

“Person” means and includes an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group, or any Governmental Authority, or any other entity.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of a Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing or audit commenced, brought, conducted or heard by, or otherwise before any court or other Governmental Authority or any other Person.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Proprietary Rights” means all intellectual property and proprietary rights in any jurisdiction throughout the world, including all: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, and patents, patent applications, patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions or reexaminations thereof, (ii) trademarks, service marks, trade names, logos, brand names, trade dress, corporate names, and other source indicators, including all good will associated with any of the foregoing, and all applications, registrations, and renewals in connection therewith, (iii) internet domain names, (iv) copyrights (registered or unregistered), copyrightable works, website content, and all applications, registrations and renewals in connection therewith, (v) mask works and all applications, registrations, and renewals in connection therewith, (vi) computer software (including source code and object code versions), data, databases, and all related documentation, (vii) trade secrets and other confidential information, including ideas, formulas, recipes, compositions, know-how, manufacturing and production processes and techniques, methodologies, processes, advertising and marketing plans, research and development information, drawings, specifications, designs, business plans and proposals, technical data, financial and marketing plans, and customer and supplier lists and information, (viii) other intellectual property rights, and (ix) all copies and tangible embodiments thereof (in whatever form or medium), any rights in or licenses to or from a third party in any of the foregoing, and any past, present, or future claims or causes of actions arising out of or related to any infringement, misappropriation, dilution or other violation of any of the foregoing.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, exhausting or migration into or through the indoor or outdoor environment, including into or through soil, ground water or surface water.

“Retained Permits” means all Permits held by Seller that are required or necessary for the lawful ownership or operation of the Business or the Purchased Assets, but are also required or necessary for the lawful ownership or operation of Seller’s business post-Closing, as set forth on Schedule A-1.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” or “Subsidiaries” of the Parties or of any Person means any corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization of which such Person, either alone or through or together with any other Subsidiary, owns, directly or indirectly, more than 25% of the stock or other equity interests, the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization.

“Tax” or “Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including, without limitation, any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, net worth, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, recording, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person, including under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Tax Law), or as a transferee or successor, by contract, or otherwise.

“Tax Period” means any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Territory” means each state of the United States of America and its territories, including but not limited to Puerto Rico.

“Title Company” means Chicago Title Insurance Company.

“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest) incurred in connection with the purchase and sale of the Purchased Assets (including any real property or leasehold interest transfer or gains tax and any similar Tax) or any other transaction contemplated by this Agreement.

“Treasury Regulation” means the regulations promulgated under the Code.

“U.S. Government” means the federal government of the United States and any agencies, instrumentalities and departments thereof.

A.2 Cross References. The following terms are defined in the following Sections of this Agreement:

Term	Section
Accounts Payable and Accrued Expenses	1.3.2
Adjustment Payment Date	1.7.5
Agreement	Preamble
Allocation	1.8.1
Assigned Intellectual Property	1.1.4
Assignment and Assumption Agreements.	2.2.1 (f)
Assumed Liabilities	1.3
Benefit Plans	3.17.1
Business	Preamble
Business Base Balance Sheet	3.6.2 (b)
Carve-Out Accounting Principles	3.6.2
Carve-Out Financial Statements	3.6.2
Claim	8.6.1
Claim Notice	8.6.1
Closing	2.1
Closing Date	2.1
Closing Date Schedule	1.7.2
Competing Activity	5.11.2
Confidential Information	5.3.2
Continuing Employees	5.10.1
Disclosing Party	5.3.2
Dispute Notice	1.7.3
Distribution Facilities	Preamble
Environmental Permits	3.13.1
Escrow Amount	1.6.2
Estimated Closing Net Working Capital	1.7.1
Estimated Overage	1.7.1
Estimated Purchase Price	1.6.1
Estimated Underage	1.7.1
Excess Net Working Capital Amount	1.7.5 (a)
Excluded Assets	1.2
Excluded Liabilities	1.4
Expert Calculations	1.7.4
Financial Statements	3.6.1
Guaranteed Obligations	9.15
Indemnified Party	8.6.1
Indemnifying Party	8.6.1
Junction City Bonds	1.1.17
Leased Real Property	3.8.5
Leases	1.1.8
Management Employee	3.10
Material Contract	3.14.1
MKM	Preamble
MKM Management	Preamble
Net Working Capital Deficiency Amount	1.7.5 (b)
Neutral Party	1.7.4
Omitted Assets	1.5
Other Competition Laws	5.4.1
Other WARN Laws	3.20.4
Owned Real Property	3.8.3
Parent	Preamble
Party/Parties	Preamble
Personal Property Leases	1.1.8
Pre-Closing Period	5.1
Prepaid Expenses	1.1.11
Purchase Price	1.6.1
Purchased Assets	1.1
Purchaser	Preamble
Purchaser Basket	8.3.2
Purchaser Cap	8.3.2
Purchaser Closing Deliveries	2.2.2
Purchaser Indemnitees	8.2.1
Real Property Leases	3.8.5
Receiving Party	5.3.2
Related Person	3.19
Representatives	5.3.1
Required Shareholder Approval	3.21.2
Restricted Party/Parties	5.11.1
Review Period	1.7.3
Seller	Preamble
Seller 401K Plan	5.10.3
Seller Basket	8.3.1
Seller Cap	8.3.1
Seller Closing Deliveries	2.2.1
Seller Disclosure Schedule	Article III
Seller Indemnitees	8.2.2
Seller Permits	3.12
Seller Subsidiary	3.3
Specified Consent	5.12.1
Subsequent Financial Reports	5.14
Tax Abatement Agreements	1.1.15
Tax Filing Party	1.8.3
Third Party Claim	8.6.2